As filed with the Securities and Exchange Commission on February 21, 1997

                                                Registration No. 333-18335
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             Amendment No. 1

                                    to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                           FIELDWORKS, INCORPORATED
            (Exact name of registrant as specified in its charter)
                               ----------------
        Minnesota                    3571                    41-1731723
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
    incorporation or          Classification Code
      organization)                 Number)

                           Fieldworks, Incorporated
                             9961 Valley View Road
                         Eden Prairie, Minnesota 55344
                                (612) 947-0856
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
             Gary J. Beeman, Chief Executive Officer and Treasurer
                           Fieldworks, Incorporated
                             9961 Valley View Road
                         Eden Prairie, Minnesota 55344
                                (612) 947-0856
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                  COPIES TO:
        Kenneth L. Cutler, Esq.                Timothy M. Heaney, Esq.
       R. Kirkland Cozine, Esq.               William K. Sjostrom, Esq.
         Dorsey & Whitney LLP                 Fredrikson & Byron, P.A.
        220 South Sixth Street                 900 Second Avenue South
   Minneapolis, Minnesota 55402-1498        Minneapolis, Minnesota 55402
            (612) 340-2600                         (612) 347-7000
                               ----------------
  Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
  IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX: [_]
  IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING: [_]
  IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIEST EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
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
                                             Proposed        Proposed
     Title of each           Proposed        maximum          maximum       Amount of
  class of securities      amount to be   offering price     aggregate     registration
    to be registered      registered(1)    per unit(2)   offering price(2)    fee(3)
---------------------------------------------------------------------------------------
COMMON STOCK, $.001 PAR  2,127,500 SHARES     $7.50         $15,956,250       $6,361
 VALUE.................

-------------------------------------------------------------------------------
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(1) INCLUDING 277,500 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF AN
    OPTION PURSUANT TO WHICH THE UNDERWRITERS MAY PURCHASE SHARES TO COVER OVER-ALLOTMENTS, IF ANY.
(2) ESTIMATED SOLELY FOR THE PURPOSES OF CALCULATING THE REGISTRATION FEE PURSUANT TO RULE 457.

(3) OF THIS AMOUNT, $6,099 WAS PAID UPON FILING OF THE COMPANY'S INITIAL REGISTRATION STATEMENT. SUCH PRIOR FEE WAS BASED ON THE PRIOR PROPOSED AMOUNT TO BE REGISTERED OF 2,012,500 SHARES AND THE PRIOR PROPOSED MAXIMUM OFFERING PRICE PER SHARE OF $10.00. THE ADDITIONAL $262 REGISTRATION FEE IS BASED ON THE ADDITIONAL 115,000 SHARES BEING REGISTERED AT A PROPOSED MAXIMUM OFFERING PRICE PER SHARE OF $7.50.
                               ----------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 21, 1997

                             1,850,000 SHARES

                                      LOGO
                                  COMMON STOCK

All of the 1,850,000 shares of Common Stock offered hereby are being issued and sold by FieldWorks, Incorporated ("FieldWorks" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be $7.50 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market System under the symbol "FWRX."

   THE  SECURITIES OFFERED  HEREBY  INVOLVE A  HIGH
    DEGREE OF RISK.  SEE "RISK FACTORS" COMMENCING
     ON  PAGE  7  FOR  A  DISCUSSION  OF  CERTAIN
       FACTORS  THAT  SHOULD BE  CONSIDERED  BY
        PROSPECTIVE PURCHASERS.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY   OR  ADEQUACY   OF   THIS  PROSPECTUS.   ANY  REPRESENTATION   TO
   THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             PRICE TO UNDERWRITING  PROCEEDS TO
                                              PUBLIC  DISCOUNT(/1/) COMPANY(/2/)
--------------------------------------------------------------------------------
Per Share..................................     $          $             $
--------------------------------------------------------------------------------
Total(/3/).................................    $          $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company has agreed to pay the Representative a non-accountable expense allowance of two percent of the total Price to Public, to sell to the Representative a four-year warrant to purchase 185,000 shares of Common Stock at 120% of the Price to Public and to indemnify the Underwriters against certain liabilities. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $    ,
    including printing costs, filing fees, legal and accounting fees and the two percent non-accountable expense allowance referred to above.

(3) Assumes no exercise of the 30-day option the Company has granted to the Underwriters to purchase up to 277,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $     , the Underwriting
    Discount will total $     and the Proceeds to Company will total $   . See
    "Underwriting."

                             --------------------

The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and are subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of R. J. Steichen &
Company on or about    , 1997, in Minneapolis, Minnesota.

                               RJSTEICHEN&CO

                    The date of this Prospectus is    , 1997

                              INSIDE FRONT COVER

[Company "fieldworks, inc." logo.]

  FieldWorks, Incorporated designs, manufactures, markets and supports portable rugged computing platforms and computer system solutions for use in demanding field environments.

[Photograph of open Company computer.]

Agriculture
Communications
Construction
Engineering
Field Sales
Field Service
Industrial Control
Instrumentation
Logistics
Manufacturing
Telemedicine
Military
Public Safety
Transportation
Utilities


  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  FieldWorks (TM) and Field WorkStation (TM) are trademarks of the Company. This Prospectus also includes trade names, trademarks and registered trademarks of companies other than the Company.

                        INSIDE PAGES OF GATEFOLD COVER

  Computer Platforms for the field. FieldWorks computer platforms meet four design criteria that address the needs of field professionals . . .

 Rugged

  Meet stringent military standards and operate in extreme temperatures, shock, vibration and moisture.

 Expandable

  Accomodate current and future needs of users by allowing the integration of application-specific technology.

 Upgradeable

  Allow for easy replacement of standard component parts and major subsystems, including processors, screens, disk drives, memory and keyboards.

 Customizable

  Adapt to customers' unique needs and specifications.

 Rugged field applications

  Face it--computers don't just sit on desks any more. Today, many field professionals take their computers outside the office to service equipment or implement complex computer systems. Ideally, these professionals would like to have one tool that addresses all their needs and can withstand outside environments. Enter FieldWorks platforms--designed to house a variety of tools needed in one rugged package. FieldWorks makes the "toolbox" that accomodates communications technologies, data acquisition hardware and test instrumentation for real-time information transfer and efficient problem-solving. FieldWorks addresses the specialized needs of those professionals who demand rugged, expandable, upgradeable and customizable computer platforms.

[Photograph of maintenance worker wearing hardhat and using flashlight with open FieldWorks computing platform.]

  Utilities, mining crews, telecommunications test crews and field service fleets utilize rugged computers as electronic toolboxes to expedite installation, repair and troubleshooting tasks.

[Photograph of soldier in camaflouge uniform standing in front of muddy tank with open FieldWorks computing platform.]

  Militaries use rugged computers as operations, communications and training devices.

[Photograph of open FieldWorks computing platform on top of police car hood.]

  Rugged computers with special software and hardware help law enforcement officers collect fingerprints and background information from a centralized database.

[Two photographs of technicians, one in front of truck cab and one leaning over interior of a motor, both with open FieldWorks computing platforms.]

  Service bay applications in automotive, trucking and heavy equipment maintenance require rugged computer platforms to provide wireless on-line links, parts inventories and electronic technical manuals.

[Photograph of technician examining interior of an aircraft engine with open FieldWorks computing platform.]

  Commercial and business aircraft maintenance groups use rugged computers to interface with onboard aircraft computers to troubleshoot and diagnose communication data problems within the aircraft.

[Photograph of technician wearing hardhat and testing outside electricity or telephone control box with open FieldWorks computing platform.]

  Field service engineers and technicians require rugged systems that include all communications, troubleshooting aids and test equipment in one lightweight, rugged package.

[Photograph of technician wearing hospital clothing in front of television monitor and open FieldWorks computing platform.]

  Medical and telemedicine applications require high reliability and precision for applications from instrumentation and monitoring to remote video conferencing.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus, including financial information and share and per share data, (i) assumes no exercise of the Underwriters' over-allotment option and (ii) gives effect to the automatic conversion of all outstanding Preferred Stock into Common Stock upon the consummation of this offering. See "Capitalization," "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

  FieldWorks, Incorporated ("FieldWorks" or the "Company") designs, manufactures, markets and supports portable rugged computing platforms and computer system solutions for use in demanding field environments. In addition to providing the full range of computer features, performance and functionality typically found in high-end desktop computers, the Company's portable computing platforms have been designed to meet rigorous military standards for ruggedness and to function despite exposure to extreme temperature, mechanical shock, vibration and moisture. The Company's computing platforms are expandable through multiple expansion slots to provide a flexible electronic "toolbox" that can integrate all of a user's application-specific, multi-media and communications needs into one portable, rugged device. The Company's products have been designed with a modular system configuration that allows a user to easily upgrade the central processing unit ("CPU") or any of the other technological components without purchasing a new computer. Further, the Company has the ability to customize its computing platforms to meet the unique needs of its customers.

  The worldwide market for portable personal computers is expanding rapidly, and Frost & Sullivan has predicted that it may reach nearly $80 billion in annual sales by 2001. Within this market, the market for mobile computing and field force automation products is predicted to be one of the fastest growing sectors over the next decade, with annual growth predicted at as much as 35% or more. According to International Data Corp. ("IDC") estimates, the rugged portable computer market is currently over $500 million and is expected to grow by more than 50% over the next three years. Organizations are increasingly seeking to computerize field personnel, and industries such as telecommunications, utilities, farming, law enforcement, the military and transportation have recognized the need for computerization and automation in the field. However, the effectiveness of these efforts has often been limited by the nature of the products that have been available. Consumer portable personal computers frequently become inoperable under field conditions, are typically available only with a standard set of features that cannot be expanded or customized to meet the specialized needs of field users, and are not designed to be upgraded. Similarly, custom-designed portable personal computers are expensive, generally limited in their applications and often unable to withstand conditions typically present in the field, while mobile single-purpose diagnostic and data collection instruments generally have little independent computing capability.

  The Company's products have been designed to accomodate the demands of a wide variety of users who are looking for mobile computing platforms that are rugged and expandable, easily upgraded as technology changes and that can be customized to meet the specialized needs of field force users. The Company targets those markets that require portable computing platforms that can perform multiple functions, including diagnostics, data acquisition and electronic testing and monitoring, and simultaneously provide communications and computer capability even under adverse conditions in the field. FieldWorks rugged computing platforms are in use in a variety of market applications, including: electronic toolboxes for telecommunications test crews to simplify and expedite installation, repair and troubleshooting tasks; data collection and transmission for in-flight commercial airplane testing; collection and analysis of Global Positioning System ("GPS") geographical information and agricultural data to aid in the selection of crops, chemicals and farming methods; diagnostic system analysis and wireless communication for use with trucking fleets; and video surveillance and monitoring for law enforcement purposes. The Company believes that its rugged computing technology has enabled its customers to create new applications that improve the productivity of their field personnel and believes further that additional markets and customers will develop as more businesses recognize the benefits of providing field personnel with effective, sophisticated computing power.

  The Company's objective is to be the leading designer, manufacturer and marketer of rugged computing platforms and computer system solutions. The Company's strategy is to: (i) penetrate key vertical markets, (ii) expand strategic OEM relationships, (iii) establish relationships with large-volume, repeat customers, (iv) develop new products and enhance existing products and
(v) establish product recognition.

  The Company shipped its first commercial product, the 7000 Series Field WorkStation rugged laptop computing platform, which is now offered in a range of models, in June 1994. In June 1996, the Company commercially introduced its 5000 Series Field WorkStation rugged notebook computing platform to meet the needs of customers who require a smaller, more lightweight toolbox but do not require the full expansion capability of the 7000 Series. The Company is currently developing additional series of computing platforms designed to address broader customer preferences for products with varying degrees of expandability, size and price, all of which provide the ruggedness, processing power and ease of upgrade that characterize the Company's current products.

  The Company assembles its products to its customers' specifications as orders are received, which enables the Company to provide each customer with a computing platform that satisfies its specific requirements.

  The Company was incorporated under the laws of the State of Minnesota in October 1992. The Company's executive offices are located at 9961 Valley View Road, Eden Prairie, Minnesota 55344, and its telephone number is (612) 947-0856.

                                  RISK FACTORS

  Prospective purchasers should carefully consider the information set forth under "Risk Factors" before purchasing any of the shares of Common Stock offered hereby.

                                  THE OFFERING

Common Stock offered by the
 Company.....................  1,850,000 shares
Common Stock to be
 outstanding after this
 offering....................  8,230,736 shares(/1/)
Use of Proceeds..............  For repayment of outstanding indebtedness (in-
                               cluding amounts owed to affiliates of the Compa-
                               ny); capital expenditures; and working capital
                               and other general corporate purposes.
Proposed Nasdaq National Mar-
 ket System Symbol...........  FWRX

-----------------

(1) Based on the number of shares of Common Stock outstanding as of January 5, 1997, adjusted to reflect the automatic conversion of all of the Company's outstanding Series A Convertible Preferred Stock into 500,000 shares of Common Stock. Excludes: (a) 778,400 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.40 per share, (b) 594,745 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.72 per share and (c) up to 166,667 shares of Common Stock issuable within 30 days of the effective date of the registration statement of which this Prospectus is a part upon conversion (at a conversion price equal to 80% of an assumed initial public offering price of $7.50) of up to an aggregate of $1,000,000 of the principal amount of certain outstanding Promissory Notes. See "Capitalization" and "Description of Capital Stock."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  PERIOD
                                   FROM
                                INCEPTION
                               (OCTOBER 2,       YEARS ENDED            YEAR
                                 1992) TO       DECEMBER 31,           ENDED
                               DECEMBER 31, -----------------------  JANUARY 5,
                                   1992      1993    1994     1995      1997
                               ------------ ------  -------  ------  ----------
SELECTED CONSOLIDATED STATE-
 MENTS OF OPERATIONS DATA:
 Net sales...................     $  --     $   --  $ 2,742  $8,242   $ 13,111
 Cost of sales...............        --         --    1,978   4,980      8,311
                                  -----     ------  -------  ------   --------
 Gross profit................        --         --      764   3,262      4,800
                                  -----     ------  -------  ------   --------
 Operating expenses:
 Sales and marketing.........        --         36      904   1,523      3,235
 General and administrative..        --        160      762   1,169      2,232
 Research and development....        --        289      765     948      1,896
                                  -----     ------  -------  ------   --------
  Total operating expenses...                  485    2,431   3,640      7,363
                                  -----     ------  -------  ------   --------
 Operating loss..............        --       (485)  (1,667)   (378)    (2,563)
 Interest expense and other,
  net........................        --         --      (21)    (69)      (356)
                                  -----     ------  -------  ------   --------
 Net loss from continuing op-
  erations...................        --       (485)  (1,688)   (447)    (2,919)
 Loss from discontinued oper-
  ation(/1/).................        --         --       --    (180)      (377)
                                  -----     ------  -------  ------   --------
 Net loss....................     $  --     $ (485) $(1,688) $ (627)  $ (3,296)
                                  =====     ======  =======  ======   ========
 Pro forma net loss per com-
  mon share(/2/):
 Net loss per common share
  from continuing opera-
  tions......................     $  --     $ (.15) $  (.30) $ (.07)  $   (.44)
 Loss per common share from
  discontinued opera-
  tion(/1/)..................        --         --       --    (.03)      (.06)
                                  -----     ------  -------  ------   --------
 Net loss per common share...     $  --     $ (.15) $  (.30) $ (.10)  $   (.50)
                                  =====     ======  =======  ======   ========
 Weighted average common
  shares outstanding.........     3,061      3,126    5,563   6,265      6,576
                                  =====     ======  =======  ======   ========

                                                          JANUARY 5, 1997
                                                      -------------------------
                                                      ACTUAL   AS ADJUSTED(/3/)
                                                      -------  ----------------
SELECTED CONSOLIDATED BALANCE SHEET DATA:
 Cash................................................ $ 2,132      $ 8,038
 Working capital.....................................   1,042       12,975
 Total assets........................................   9,906       15,812
 Long-term debt and capital lease obligations, less
  current portion....................................      67           67
 Total debt..........................................   6,150          124
 Accumulated deficit(/4/)............................  (6,303)      (6,628)
 Total shareholders' equity..........................   1,813       13,745

-----------------

(1) In November 1996, the Company's Board of Directors approved the distribution of all of the issued and outstanding shares of the common stock of the Company's wholly-owned subsidiary, Paragon Technology, Inc. ("Paragon"), as a dividend to shareholders of record of the Company as of November 15, 1996. Paragon's results of operations for the years ended December 31, 1995 and January 5, 1997, as well as the estimated loss from disposition, have been presented as a discontinued operation in the above Statements of Operations Data. See "Recent Events--Dividend of Shares of Paragon Technology, Inc."

(2) Computed on the basis described for pro forma net loss per common share in
    Note 2 of Notes to Consolidated Financial Statements.



(3) Adjusted to reflect (a) the sale of 1,850,000 shares of Common Stock offered hereby at an assumed public offering price of $7.50 per share and the application of the estimated net proceeds therefrom and (b) the automatic conversion of all outstanding Preferred Stock into Common Stock upon the consummation of this offering. See "Use of Proceeds" and "Capitalization."

(4) Reflects the write-off of debt issuance costs totaling $325,000 incurred in conjunction with bridge financing.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby is speculative and involves a high degree of risk. In evaluating an investment in the shares of Common Stock offered by this Prospectus, prospective investors should carefully consider the following factors, in addition to the other information in this Prospectus. The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as those discussed elsewhere in this Prospectus.

UNCERTAINTY OF MARKET ACCEPTANCE

  The market for rugged computing platforms is a relatively new, limited sector of the portable computer market. The Company's success will depend upon increasing the market acceptance of its two current series of products, which are both heavier and more expensive than most consumer portable personal computers. There can be no assurance that the Company's products will gain widespread acceptance or that the Company will generate sufficient sales to allow the Company to attain profitable operations. In addition, the failure of the rugged computing platform market to expand would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategy" and "--Markets and Customers."

LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

  The Company was incorporated in October 1992 and shipped its first commercial product in June 1994. The Company has incurred operating losses in each year since inception and, at January 5, 1997, had an accumulated deficit of approximately $6.3 million. Net losses for the years ended December 31, 1993, 1994, 1995 and January 5, 1997, were approximately $0.5 million, $1.7 million, $0.6 million and $3.3 million, respectively. Future operating results will depend on many factors, including the growth of the rugged computing platform market, demand for the Company's products, the level of product and price competition, the Company's ability to develop and market new products, general economic conditions and other factors. There can be no assurance that the Company will achieve or sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Strategy" and "--Markets and Customers."

COMPETITION

  The Company believes that it currently occupies a niche in the portable computer market with its rugged computing platforms. The Company currently faces direct competition in this market niche from companies producing portable computers intended for field use such as Amrel Technology, Inc., Badger Computers (a unit of Group Financial Partners, Inc.), Dolch Computer Systems, Getac Corporation, Husky Computers Inc., Itronix Corporation, Kontron Elektronik Corporation (a subsidiary of Kontron Elektronik GmbH) and Panasonic Personal Computer Company. To the extent FieldWorks and its direct competitors expand and develop this market niche, other manufacturers may turn their attention to this niche and begin to produce products directly competitive with those offered by the Company. The Company's computing platforms also face indirect competition from a variety of different companies and products, including consumer portable personal computers, customized portable personal computers and single-purpose diagnostic and data collection instruments.

  Both the portable computer industry and the diagnostic and data collection instrument industry are intensely competitive. Many of the companies that produce or may produce devices that compete, directly or indirectly, with the Company's products have substantially greater financial, technological and marketing resources than the Company. There can be no assurance that the Company will be able to compete effectively against current or future competitors, or that such competitors will not succeed in adapting more rapidly and effectively to changes in technology or in the market or in developing or marketing products that will be more widely accepted. See "Business--Competition."

RISK OF TECHNOLOGICAL OBSOLESCENCE

  Both the computer industry and the diagnostic and data collection instrument industry are characterized by rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. The Company's success will depend in part on its ability to keep pace with technological developments and emerging industry standards and to respond to customer requirements by enhancing its current products and developing and introducing new products. Failure to anticipate or respond rapidly to advances in technology and to adapt the Company's products appropriately could have a material adverse effect on the success of the Company's products and thus on the Company's business, financial condition and results of operations. Similarly, failure to institute and maintain effective policies intended to prevent the building of an inventory of parts that have become obsolete will require the Company to write off portions of such inventory as was done in 1995 and 1996. Any significant future write-offs could have an adverse effect on the Company's financial condition. Technological advances may also increase the level of competition in the rugged computing platform market. See "Recent Events" and "Business-- Competition."

RISKS ASSOCIATED WITH MANAGING GROWTH

  If the Company is to grow successfully, it must increase its manufacturing output and capacity significantly. The anticipated growth of the Company's operations will place significant strain not only on the manufacturing resources of the Company, but also on the Company's management, sales and marketing, operating and financial systems and resources. If such growth occurs, the Company may encounter difficulties, including problems involving lower than projected production rates, disrupted quality control and assurance, decreased product reliability, increased manufacturing costs, difficulties in maintaining internal accounting controls, malfunctioning of existing and new equipment, insufficient or untimely component supplies and shortages of personnel. There can be no assurance that the Company will be able successfully to plan for or manage increased production and marketing of its products. The failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates that, at projected sales growth levels, it will be required to move into expanded production and administrative facilities by mid-1997, and has begun to search for such new facilities. While the Company currently anticipates that it will be able to lease appropriate expansion space for its manufacturing operations as necessary, there can be no assurance that such facilities will be available when needed on acceptable terms, if at all. In addition, in the process of moving its operations, the Company may encounter difficulties that could impair the Company's operations, including, among others, delays in occupying the new facilities, cost overruns, malfunctioning of new or moved equipment, production inefficiencies due to facility design or lack of familiarity with the new facilities, disrupted quality control and assurance as a result of the move and resulting decreased product reliability. Any such difficulties could have an adverse effect on the Company's business, financial condition and results of operations. See "Recent Events," "Business--Manufacturing," "--Backlog" and "--Facilities."

RISKS ASSOCIATED WITH DEVELOPING SALES CHANNELS

  The Company is engaged in building its sales organization and refining its sales strategies. Failure to develop this sales organization sufficiently or to implement appropriate sales strategies in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company distributes a substantial portion of its products through independent sales representatives and distributors. The Company also sells its products to OEMs, value added resellers ("VARs") and systems integrators. The success of the Company is dependent in large part upon the performance of these resellers, many of whom may also carry competitive products, and on its ability to attract new resellers. The Company operates pursuant to written agreements, most of which may be terminated by the reseller on 30 days' written notice with or without cause. The loss of any of the Company's major resellers or a failure to make acceptable arrangements with resellers in new markets could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Markets and Customers" and "--Sales and Marketing."

DEPENDENCE ON THIRD-PARTY MANUFACTURERS

  Although the Company performs some mechanical subassembly and all final assembly of its products, the Company relies on sub-contract manufacturers to produce a number of subassemblies. Utilization of sub-contract manufacturers results in dependence on the timely delivery of high quality products from these manufacturers and may leave the Company with less flexibility and control over the manufacturing process than if it conducted all of these operations internally. There can be no assurance that the timely delivery of quality subassemblies will not be interrupted. Any interruption in the timely supply of quality subassemblies would have a material adverse effect on the Company's ability to deliver its products until acceptable arrangements could be made with a qualified alternative subassembly manufacturer. There can be no assurance that the Company would be able to reach an arrangement with such a manufacturer at acceptable prices and adequate quality levels on a timely basis. If the Company were unable to do so, such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Manufacturing."

DEPENDENCE ON AVAILABILITY OF COMPONENTS

  The Company's rugged computing platforms employ a number of components not generally used in off the shelf personal computers, such as special hard disk drives, CD-ROM drives, floppy disk drives, displays and power supplies. There can be no assurance that such components will continue to be produced. Further, a number of components contained in the Company's products are single sourced. While the Company believes that there are other companies that could provide these components, changing suppliers can create uncertainty and be costly and time-consuming. In the event that the Company could not obtain adequate or timely quantities of necessary components from its current suppliers, there can be no assurance that the Company would be able to identify or access alternative sources of such components within a reasonable period of time, on acceptable terms, or at all. Some of the Company's current vendors use tools that have been designed for and are the property of the Company; if the Company were required to change suppliers for these components, it would need either to move the necessary tools or to obtain new tools, either of which could entail significant cost and delay. Moreover, the Company's buying power may be limited by its small size, and the Company may receive less favorable allocations and other terms such as price, timing or other factors than larger companies buying from the same suppliers. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on the Company's ability to manufacture and market its products. See "Business--Manufacturing."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's operating results may vary significantly from quarter to quarter due to such factors as changes in customer buying patterns, the timing of the announcement and introduction of new products by the Company or its competitors, the tactics of the Company's competitors, technological developments affecting the rugged computing platform market, and the overall strength of the economy. The Company has experienced some seasonality in orders for its products, with relatively fewer orders received in the first quarter of the year, a decline in European orders in the summer, and a rise in orders in the last quarter. In addition, the Company has experienced long sales cycles in connection with sales to many of its customers, especially those that are government agencies or large corporations, and also believes that such customers may place orders that are disproportionate in size compared to the Company's other orders. Furthermore, a decision by a customer to return a large order, or a decision by a customer to return a smaller order that had been customized such that it could not easily be resold, could have an adverse impact on the Company's results in any quarter, as occurred in 1995 and 1996. All of these factors, along with the uncertainties associated with the introduction of any new product or product enhancement, in gauging ultimate customer demand, and in predicting general trends in the market for the Company's products, may limit management's ability to plan for production and to forecast quarterly results of operations accurately. The Company's operating results for any particular quarter are not necessarily indicative of results that the Company may achieve for any subsequent quarter or full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON INTELLECTUAL PROPERTY

  The Company's success will depend in part on its ability to protect its proprietary rights and to operate without infringing on the proprietary rights of third parties. As of the date of this Prospectus, no patents have been issued to the Company. The Company has filed two U.S. patent applications covering various aspects of its 7000 Series Field WorkStation laptop computing platforms and its 5000 Series Field WorkStation notebook computing platforms and the technology incorporated in such platforms, and the Company may apply for additional patents in the future. There can be no assurance that any of the Company's current or future patent applications will result in issued patents, that the scope of the claims in any patents issued to the Company will prevent competitors from introducing competitive products or that any patents issued to the Company would be enforceable if challenged. In addition, even if patents for which the Company has applied or applies in the future are ultimately issued, other parties may hold or receive patents that contain claims covering other technology included in the Company's current or future products that could hinder or prevent the sale of the Company's products or require the Company to obtain licenses to such technology, which might not be available on acceptable terms or at all.

  In addition to patents, the Company intends to rely upon unpatented trade secrets and know-how and on the expertise of its employees. Although the Company believes that it has in the past taken, and intends in the future to take, appropriate steps to protect its unpatented proprietary rights, including requiring that its employees and third parties granted access to the Company's proprietary technology enter into confidentiality agreements with the Company, there can be no assurance that these measures will be sufficient to protect the Company's rights against third parties. Likewise, there can be no assurance that others will not independently develop or otherwise acquire unpatented technologies or products similar or superior to those of the Company.

  The Company claims trademark rights in four marks used in connection with its products in the United States and filed for registration of such trademarks in June 1996. The U.S. Patent and Trademark Office (the "PTO") has not determined the registrability of the trademarks. United States trademark rights are acquired by use rather than by registration, and there can be no assurance that others do not have conflicting or superior rights to the Company's trademarks. The Company is aware that there are third parties that have claimed or may claim superior rights, in certain territories in the United States, to the use of certain of the marks in which the Company claims rights; there can thus be no assurance that no third party will contest the Company's right to use or register its trademarks. In addition, the PTO can deny registration to trademarks that it determines are "merely descriptive" or "generic." There can thus be no assurance that any of the trademarks covered by the Company's applications for registration will be found registrable, that registrations will issue, or that the Company can support the cost of defense of its trademarks.

  The Company licenses from third parties certain software that it includes in its products. If any such licenses were terminated, the Company could be required to license similar software from other third parties; there can be no assurance that the Company could do so in a timely fashion, on acceptable terms, or at all.

  The high technology area frequently features disputes over intellectual property. The Company may in the future be required to defend its intellectual property rights against infringement, duplication, discovery and misappropriation by third parties or to defend itself against third-party claims of infringement. Likewise, disputes may arise in the future with respect to ownership of technology developed by employees who were previously employed by other companies. Any such litigation or disputes could result in substantial costs to, and a diversion of effort by, the Company. An adverse determination could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or require the Company to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that the Company could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property."

NEED TO ATTRACT AND RETAIN KEY PERSONNEL

  The success of the Company is dependent on its ability to attract and retain personnel needed for its business. The Company's personnel needs include highly trained personnel for such areas as management, sales and engineering, including Gary J. Beeman and Robert C. Szymborski, the Company's co-founders and currently the President and Chief Executive Officer, and Executive Vice President and Chief Technical Officer, respectively, of the Company. Qualified individuals in such areas are in high demand and are often subject to competing employment opportunities. In addition, as the Company increases its production and sales levels, it will need to attract and retain additional qualified skilled and unskilled workers for its manufacturing and related operations. In recent years there has been great demand for qualified skilled and unskilled employees in the

Minneapolis area, where the Company's manufacturing operations are located. There can be no assurance that the Company will be successful in attracting and retaining the personnel needed for its business. Any failure to do so would adversely affect the Company's business, financial condition and results of operations. See "Business--Employees."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

  In the year ended January 5, 1997, international sales of the Company's products represented approximately 24% of the Company's net sales. International sales are subject to inherent risks, including longer payment cycles, greater difficulty or delay in accounts receivable collection, U.S. and foreign import and export restrictions and tariffs, the burdens of complying with a variety of foreign laws, potentially adverse tax consequences, potentially inadequate protection of intellectual property rights, restrictions on repatriation of earnings, and exposure to increased political and economic instability. In addition, the Company's net receipts from international sales are typically lower than net receipts from domestic sales as the result of the Company bearing some of the cost of foreign import tariffs and the time required to collect foreign sales receivables is generally longer than that required for domestic receivables. The loss of a key foreign distributor or the inability to maintain a foreign distribution network could have an adverse effect on the Company's business, financial condition and results of operations.

  All of the Company's export sales are currently denominated in United States dollars. An increase in the value of the United States dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in foreign markets. In the future, if the Company's export sales were to be denominated in local currencies, foreign currency translations may contribute to significant fluctuations in the Company's financial condition and results of operations. If for any reason currency exchange or price controls or other restrictions on foreign currencies were imposed, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business-- Markets and Customers" and "--Sales and Marketing."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

  The Company anticipates that the net proceeds of this offering, together with cash on hand, interest expected to be earned thereon and anticipated cash from operations will be sufficient to finance the Company's operations at least through 1997, although there can be no assurance that additional capital will not be required sooner. In order to meet its needs beyond such time, the Company may be required to raise additional capital. There can be no assurance that sufficient capital will be available if and when required on terms acceptable to the Company, if at all. Any additional equity financings may be dilutive to purchasers in this offering, and any debt financing may involve restrictive covenants. Failure to secure additional financing if and when needed could adversely affect the Company and its operations, including requiring the Company to delay, scale back, or eliminate market expansion activities and research and development on existing or new products, or forcing the Company to cease operations entirely. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; DETERMINATION OF OFFERING PRICE

  Prior to this offering there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the Underwriter and may bear no relation to the market prices for the shares that will prevail in the public market following this offering. The Common Stock has been approved for quotation on The Nasdaq National Market; there can, however, be no assurance that an active trading market in the Common Stock will develop or be sustained upon completion of this offering or that the market price of the Common Stock will not decline below the initial public offering price. For factors considered in determining the initial public offering price, see "Underwriting."

POSSIBLE STOCK PRICE VOLATILITY

  The trading prices of the Common Stock could be subject to wide fluctuations in response to a variety of events or factors, many of which are beyond the Company's control. These could include, without limitation (i) quarterly variations in the Company's operating results, (ii) the liquidity of the market for the Common Stock, (iii) announcements of business developments by the Company or its competitors, (iv) developments or disputes concerning proprietary rights, (v) technological innovations or newly introduced products, and (vi) general conditions in the computer industry and the economy. Moreover, the stock markets recently have experienced extreme price and volume fluctuations, which have particularly affected the market prices of many high technology companies and which have often been unrelated to the operating performance of such companies.

CONTROL BY PRINCIPAL SHAREHOLDERS; ANTI-TAKEOVER PROVISIONS

  Upon completion of this offering, the Company's directors and executive officers and persons or entities affiliated with them will beneficially own in the aggregate approximately 32% of the Company's outstanding Common Stock (assuming the exercise of certain shares subject to outstanding options and warrants). If these shareholders vote together as a group, they will be able to substantially influence the business and affairs of the Company, including the election of individuals to the Company's Board of Directors (the "Board of Directors"), and to otherwise affect the outcome of certain actions that require shareholder approval, including the adoption of amendments to the Company's articles of incorporation and certain mergers, sales of assets and other business acquisitions or dispositions. See "Principal Shareholders."

  Upon completion of this offering, the Company will be authorized to issue five million shares of undesignated preferred stock, $.001 par value, which may be issued by the Board of Directors on such terms, and with such rights, preferences and designations, as the Board of Directors may determine, without further shareholder action. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of any holders of any preferred stock so issued. In addition, the Company is subject to certain provisions of the Minnesota Business Corporation Act that limit the voting rights of shares acquired in certain acquisitions and restrict certain business combinations. Exercise of voting control by principal shareholders, the existence or issuance of "blank check" preferred stock and the effect of other anti-takeover provisions in the Company's charter documents or Minnesota law, individually or in the aggregate, may render more difficult or discourage any attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock-- Preferred Stock" and "--Provisions of the Company's Articles and Bylaws and the Minnesota Business Corporation Act."

POSSIBLE ADVERSE MARKET EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of significant amounts of Common Stock in the public market or the perception that such sales will occur could adversely affect the market price of the Common Stock or the future ability of the Company to raise capital through an offering of its equity securities. Upon completion of this offering, the Company will have outstanding 8,230,736 shares of Common Stock (or 8,508,236 shares if the Underwriter's over-allotment option is exercised in full). Of those shares, 1,850,000 shares (or 2,127,500 shares if the Underwriter's over-allotment option is exercised in full) will be eligible for immediate sale in the public market without restriction unless they are held by "affiliates" of the Company within the meaning of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The remaining 6,380,736 shares of Common Stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k), Rule 701 or otherwise. All directors, executive officers and other affiliates of the Company, who own, in the aggregate, 2,364,802 shares of Common Stock, have agreed that they will not sell, directly or indirectly, any Common Stock without the prior consent of the Representative for a period of 180 days from the date of this Prospectus, and certain other shareholders, who own, in the aggregate, shares of Common Stock, have agreed that they
will not sell, directly or indirectly, any Common Stock without the prior consent of the Representative for a period of 90 days from the date of this Prospectus. Of the shares not subject to these agreements, (i) approximately shares will be eligible for immediate sale without restriction pursuant to Rule 144(k) on the effective date of this offering, (ii) approximately shares will be eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144, 90 days after the effective
date of this offering, and (iii) approximately     shares will become eligible
for sale under Rule 144 after the expiration of the two-year holding periods
from the dates of acquisition, which end between     and    . Beginning on the
91st day after the date of this Prospectus, when the first agreement not to sell shares expires, of the shares subject to such agreement, (iv)
approximately           shares will become eligible for sale without
restriction pursuant to Rule 144(k), (v) approximately           shares will
become eligible for sale, subject to compliance with the volume limitations
and other restrictions of Rule 144 and (vi) approximately           shares
will become eligible for sale under Rule 144 after the expiration of the two-
year holding periods from the dates of acquisition, which end between     and
   . Beginning on the 181st day after the date of this Prospectus, when the second agreement not to sell shares expires, (vii) all of the 2,364,802 shares subject to such agreement will become eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144. In addition, certain shareholders and holders of warrants, options and convertible promissory notes, who in the aggregate beneficially own 1,261,412 shares of Common Stock, have the right, subject to certain conditions, to include their shares in future registration statements relating to the Company's securities and to cause the Company to register for public sale certain Common Stock owned by them. The Securities and Exchange Commission has recently approved a
reduction, effective on April   , 1997, of the two and three year holding
periods under Rule 144 and Rule 144(k) to one and two years, respectively.
When this reduction becomes effective, approximately        shares will become
eligible for immediate sale pursuant to Rule 144(k) and the number of shares eligible for sale under Rule 144 will increase. Such reduction, however, will not affect the 90 and 180 day periods under the agreements with the Representative described above. See "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of $5.83 (assuming an initial public offering price of $7.50 per share). Investors may also experience additional dilution as a result of the exercise of outstanding stock options and warrants. See "Dilution."

NO DIVIDENDS

  The Company has never paid or declared a cash dividend on its capital stock and does not anticipate doing so for the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net cash proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $12,256,250 ($14,150,200 if the Underwriter's over-allotment option is exercised in full), after deducting the underwriting discount and estimated expenses of this offering, and assuming an initial public offering price of $7.50 per share. The Company intends to apply such net proceeds substantially as follows:

   Repayment of convertible bridge notes........................... $ 5,104,000
   Repayment of affiliate bridge notes.............................   1,420,000
   Capital expenditures............................................   1,000,000
   Working capital and general corporate purposes..................   4,732,250
                                                                    -----------
   Total........................................................... $12,256,250
                                                                    ===========

  REPAYMENT OF CONVERTIBLE BRIDGE NOTES. Approximately $5,104,000 of the net proceeds will be used to pay principal and accrued interest on the Company's subordinated promissory notes issued in December 1996, assuming none of the principal amount of such notes is converted into Common Stock. Up to 20% of the principal amount of each such note is convertible for a period of 30 days after the date of this Prospectus, at the option of the holder thereof, into the Company's Common Stock at a conversion price of 80% of the Price to Public in this offering. To the extent that any principal amount of such notes is converted, the net proceeds that would have been used to repay such principal amount will be used for general working capital purposes. The outstanding principal and accrued interest on such notes will be due and payable on June 30, 1997; provided, that the Company may extend such maturity to December 31, 1997, and provided, further, that the outstanding principal and accrued interest on such notes will be due and payable in full within 30 days after the effective date of the registration statement of which this Prospectus forms a part. Such notes bear interest at the rate of 10% per annum. Such notes were purchased by various investors, none of whom are "affiliates" of the Company. The proceeds from such notes were used to pay off approximately $2,030,000 outstanding under bank lines of credit, $1,500,000 of which was personally guaranteed by George E. Kline, a director of the Company, and for general working capital purposes. See "Description of Capital Stock--Bridge Loans."

  REPAYMENT OF AFFILIATE BRIDGE NOTES. The Company entered into a series of transactions from July through September 1996 resulting in unsecured loans of which approximately $1,420,000 in principal and accrued interest is currently outstanding, $1,314,000 of which is due to entities affiliated with George E. Kline, a director of the Company. The remaining amount is due to a nonaffiliate. These loans bear interest at rates from 10% to 12% per annum. The proceeds from the short-term loans were used for general working capital purposes. See "Certain Transactions" and "Description of Capital Stock--Bridge Loans."

  CAPITAL EXPENDITURES. The Company intends to spend approximately $1,000,000 in 1997 on capital expenditures, including the procurement of injection molding tools for the production of the 5000 Series chassis and for leasehold improvements to the expanded facilities that the Company anticipates requiring in mid-1997.

  WORKING CAPITAL AND GENERAL CORPORATE PURPOSES. The remainder of the net proceeds, approximately $4,732,250 will be allocated to working capital and will be used for purposes including the addition of manufacturing and administrative infrastructure to support expansion.

  In addition, the Company may also use a portion of the net proceeds to acquire businesses, products or technologies that management believes may complement the Company's operations, although the Company currently has no agreements or understandings regarding any such acquisition and is not involved in any negotiations with respect to any such transactions.

  The amounts given above are estimates, and the amount and timing of actual expenditures will depend on numerous factors, including competition, manufacturing activities and the level of market acceptance of the Company's products.

  Pending the use of the net proceeds of this offering, the Company will invest the funds in short-term, interest-bearing, investment grade securities.

  The Company believes that the proceeds of this offering, together with cash on hand, interest expected to be earned thereon, and anticipated revenues will be sufficient to fund its operations at least through 1997. In order to meet its needs beyond such time, the Company may be required to raise additional capital. There can be no assurance that sufficient capital will be available if and when required on terms acceptable to the Company, if at all. See "Risk Factors--Future Capital Needs; Uncertainty of Additional Funding."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all of its earnings, if any, to finance the development and continued expansion of its business, and does not intend to pay dividends in the foreseeable future. The payment of dividends, if any, in the future will be at the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements, and other relevant factors.

  In November 1996, the Company's Board of Directors approved the distribution of all of the issued and outstanding shares of the capital stock of a wholly-owned subsidiary as a dividend to shareholders of record as of November 15, 1996. See "Recent Events--Dividend of Shares of Paragon Technology, Inc."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of January 5, 1997 and as adjusted to give effect to the issuance and sale by the Company of the 1,850,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and the application of the estimated net proceeds therefrom and the automatic conversion of all outstanding Preferred Stock into Common Stock upon the consummation of this offering. This table should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.

                                                         JANUARY 5, 1997
                                                       --------------------
                                                       ACTUAL   AS ADJUSTED
                                                       -------  -----------
                                                           (IN THOUSANDS)
Short-term debt....................................... $ 6,083    $    57
                                                       =======    =======
Long-term debt and capital lease obligations, less
 current portion...................................... $    67    $    67
                                                       -------    -------
Shareholders' equity:
  Series A Convertible Preferred Stock, $.001 par val-
   ue, 300,000 shares authorized actual and no shares
   authorized as adjusted; 300,000 shares issued and
   outstanding actual and no shares issued and out-
   standing as adjusted...............................      --         --
  Undesignated Preferred Stock, $.001 par value, no
   shares authorized actual and 5,000,000 authorized
   as adjusted; no shares issued and outstanding ac-
   tual and as adjusted...............................      --         --
  Common Stock, $.001 par value, 14,700,000 shares au-
   thorized actual, 30,000,000 shares authorized as
   adjusted; 5,880,736 shares issued and outstanding
   actual; 8,230,736 shares issued and outstanding as
   adjusted(/1/)......................................       6          8
  Common stock warrants...............................     232        232
  Additional paid-in capital..........................   7,878     20,133
  Accumulated deficit(/2/)............................  (6,303)    (6,628)
                                                       -------    -------
    Total shareholders' equity........................   1,813     13,745
                                                       -------    -------
      Total capitalization............................ $ 1,880    $13,812
                                                       =======    =======

-----------------

(1) Excludes: (a) 778,400 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.40 per share, (b) 594,745 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.72 per share and (c) up to 166,667 shares of Common Stock issuable within 30 days of the effective date of the registration statement of which this Prospectus is a part upon conversion (at a conversion price equal to 80% of an assumed initial public offering price of $7.50) of up to $1,000,000 of the principal amount of certain outstanding Promissory Notes. See "Description of Capital Stock."

(2) Reflects the write-off of debt issuance costs totaling $325,000 incurred in conjunction with bridge financing.

                                   DILUTION

  Pro forma net tangible book value per share represents total assets, less total liabilities, divided by the number of shares outstanding as of January 5, 1997 (adjusted to reflect the conversion of the Preferred Stock into Common Stock upon the consummation of this offering). The Company's pro forma net tangible book value as of January 5, 1997, was approximately $1,813,000, or approximately $0.29 per share. Without taking into account any changes in such net tangible book value per share after January 5, 1997, other than to give effect to the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and the receipt of the net proceeds of such sale, the pro forma net tangible book value per share as of January 5, 1997, would have been approximately $13,745,000, or approximately $1.67 per share. This represents an immediate increase in net tangible book value per share of $1.38 to existing shareholders and an immediate dilution of $5.83 per share to new investors. The following table sets forth this per share dilution:

Assumed initial public offering price per share....................       $7.50
  Pro forma net tangible book value per share as of January 5,
   1997............................................................ $0.29
  Increase per share attributable to new investors.................  1.38
                                                                    -----
Pro forma net tangible book value per share after this offering....        1.67
                                                                          -----
Dilution per share to new investors................................       $5.83
                                                                          =====

  The following table sets forth, on a pro forma basis as of January 5, 1997, the differences between existing shareholders and new investors with respect to the total number of shares of Common Stock and Preferred Stock (all of which Preferred Stock will be converted into Common Stock upon the consummation of this offering) purchased from the Company, the total consideration paid and the average price per share paid (assuming the sale of 1,850,000 shares of Common Stock at an initial public offering price of $7.50 share and before deducting underwriting discounts and commissions and estimated offering expenses):

                             SHARES PURCHASED  TOTAL CONSIDERATION
                             ----------------- ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
Existing shareholders....... 6,380,736   77.5% $ 7,884,772   36.2%     $1.24
New investors............... 1,850,000   22.5   13,875,000   63.8       7.50
                             ---------  -----  -----------  -----
  Total..................... 8,230,736  100.0% $21,759,772  100.0%

  The above calculations do not give effect to the possible issuance of (i) 778,400 shares of Common Stock issuable upon exercise of options outstanding at a weighted average exercise price of $3.40 per share, (ii) 594,745 shares of Common Stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $4.72 per share and (iii) up to 166,667 shares of Common Stock issuable within 30 days of the effective date of the registration statement of which this Prospectus is a part upon conversion (at a conversion price equal to 80% of an assumed initial public offering price of $7.50) of up to $1,000,000 of the principal amount of certain outstanding Promissory Notes. To the extent that these options, warrants and conversion rights become exercisable and are exercised or to the extent additional options or warrants are granted or exercised, there will be further dilution to new investors. See "Description of Capital Stock."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following selected consolidated financial data of the Company are qualified by reference to and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein. The statements of operations data as of and for the period from inception (October 2, 1992) to December 31, 1992, and as of and for the years ended December 31, 1993, 1994 and 1995 and January 5, 1997, are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus and should be read in conjunction with those consolidated financial statements and notes thereto.

                             PERIOD FROM
                              INCEPTION
                          (OCTOBER 2, 1992) YEARS ENDED DECEMBER 31,     YEAR ENDED
                           TO DECEMBER 31,  ---------------------------  JANUARY 5,
                                1992         1993      1994      1995       1997
                          ----------------- -------- --------  --------  ----------
SELECTED CONSOLIDATED
 STATEMENTS OF
 OPERATIONS DATA:
Net sales...............       $   --       $    --  $  2,742  $  8,242   $13,111
Cost of sales ..........           --            --     1,978     4,980     8,311
                               ------       -------  --------  --------   -------
 Gross profit...........           --            --       764     3,262     4,800
Operating expenses:
 Sales and marketing....           --            36       904     1,523     3,235
 General and administra-
  tive..................           --           160       762     1,169     2,232
 Research and develop-
  ment..................           --           289       765       948     1,896
                               ------       -------  --------  --------   -------
 Total operating ex-
  penses................           --           485     2,431     3,640     7,363
                               ------       -------  --------  --------   -------
Operating loss..........                       (485)   (1,667)     (378)   (2,563)
Interest expense and
 other, net.............           --            --       (21)      (69)     (356)
                               ------       -------  --------  --------   -------
Net loss from continuing
 operations.............           --          (485)   (1,688)     (447)   (2,919)
Loss from discontinued
 operation(/1/).........           --            --        --      (180)     (377)
                               ------       -------  --------  --------   -------
Net loss................       $   --       $  (485) $ (1,688) $   (627)  $(3,296)
                               ======       =======  ========  ========   =======
Pro forma net loss per
 common share(/2/):
 Net loss per common
  share from continuing
  operations............       $   --       $  (.15) $   (.30) $   (.07)  $  (.44)
 Loss per common share
  from discontinued
  operation(/1/)........           --            --        --      (.03)     (.06)
                               ------       -------  --------  --------   -------
 Net loss per common
  share.................       $   --       $  (.15) $   (.30) $   (.10)  $  (.50)
                               ======       =======  ========  ========   =======
Weighted average common
 shares outstanding.....        3,061         3,126     5,563     6,265     6,576
                               ======       =======  ========  ========   =======

                                DECEMBER 31,                  JANUARY 5, 1997
                         -----------------------------  -----------------------------
                         1992  1993    1994     1995    ACTUAL   AS ADJUSTED(/3/)
                         ---- ------  -------  -------  -------  ----------------
SELECTED CONSOLIDATED
 BALANCE SHEET DATA:
Cash.................... $ -- $1,230  $   126  $   113  $ 2,132      $ 8,038
Working capital.........   --  1,845    1,317    1,685    1,042       12,975
Total assets............    2  2,008    3,603    4,559    9,906       15,812
Long-term debt and
 capital lease
 obligations, less
 current portion........   --     --       11       62       67           67
Total debt..............   --     --      809    1,254    6,150          124
Accumulated defi-
 cit(/4/)...............   --   (485)  (2,173)  (2,805)  (6,303)      (6,628)
Total shareholders' eq-
 uity...................    2  1,919    1,636    2,132    1,813       13,745

-----------------

(1) In November 1996, the Company's Board of Directors approved the distribution of all of the issued and outstanding shares of the common stock of the Company's wholly-owned subsidiary, Paragon, as a dividend to shareholders of record of the Company as of November 15, 1996. Paragon's results of operations for the years ended December 31, 1995 and January 5, 1997, as well as the estimated loss from disposition, have been presented as a discontinued operation in the above Statements of Operations Data. See "Recent Events--Dividend of Shares of Paragon Technology, Inc."

(2) Computed on the basis described for pro forma net loss per common share in
    Note 2 of Notes to Consolidated Financial Statements.


(3) Adjusted to reflect (a) the sale of 1,850,000 shares of Common Stock offered hereby at an assumed public offering price of $7.50 per share and the application of the estimated net proceeds therefrom and (b) the automatic conversion of all outstanding Preferred Stock into Common Stock upon the consummation of this offering. See "Use of Proceeds" and "Capitalization."

(4) Reflects the write-off of debt issuance costs totaling $325,000 incurred in conjunction with bridge financing.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus. See "Risk Factors."

GENERAL

  FieldWorks was incorporated in 1992 to provide rugged computing platforms and computer system solutions for use by field personnel. From its inception through June 1994, the Company's activities consisted primarily of developing its products and building its infrastructure. The Company shipped its first commercial product, the 7000 Series Field WorkStation rugged laptop computing platforms, in June 1994, and the 5000 Series Field WorkStation rugged notebook computing platforms in June 1996.

  Effective in fiscal 1996, the Company changed to a 52/53-week fiscal year ending on the first Sunday on or after December 31st. All references herein to "1996," "1995" and "1994" represent the 53-week fiscal year ended January 5, 1997 and the years ended December 31, 1995 and December 31, 1994, respectively. The Company does not believe that this change affects comparability of the financial statements.

  The Company recognizes revenue upon shipment of product. Although the Company's revenues have increased significantly over the last two years, the Company has incurred net losses with an accumulated deficit of $6.3 million as of January 5, 1997. The Company's limited operating history makes the prediction of future operating results difficult. Accordingly, although the Company has experienced revenue growth, such growth should not be considered indicative of future revenue growth, if any, or of future operating results. See "Risk Factors--Limited Operating History; History of Operating Losses; Uncertainty of Future Profitability" and "--Fluctuations in Quarterly Operating Results."

RESULTS OF OPERATIONS

  The following table sets forth certain financial data expressed as a percentage of net sales for the periods indicated:

                                                   YEARS ENDED
                                                  DECEMBER 31,        YEAR ENDED
                                                  ----------------    JANUARY 5,
                                                   1994      1995        1997
                                                  ------    ------    ----------
Net sales........................................    100%      100%      100%
Cost of sales....................................     72        60        63
                                                  ------    ------       ---
  Gross profit...................................     28        40        37
Operating expenses:
  Sales and marketing............................     33        18        25
  General and administrative.....................     28        14        17
  Research and development.......................     28        12        14
                                                  ------    ------       ---
    Total operating expenses.....................     89        44        56
Operating loss...................................    (61)       (4)      (19)
Interest expense and other, net..................     (1)       (1)       (3)
                                                  ------    ------       ---
Net loss from continuing operations..............    (62)       (5)      (22)
Loss from discontinued operation.................    --         (3)       (3)
                                                  ------    ------       ---
Net loss.........................................    (62)%      (8)%     (25)%
                                                  ======    ======       ===

COMPARISON OF YEARS ENDED JANUARY 5, 1997 AND DECEMBER 31, 1995

  Net Sales. The Company's net sales increased 59% from $8.2 million for 1995 to $13.1 million for 1996. Of the increase in net sales, $4.4 million was due to an increase in the number of units sold. In addition, $0.5 million was due to an increase in the average selling prices of the 7000 Series driven by the levels of optional features included in units sold, such as Pentium chips, RAM memory and CD-ROM drive upgrades, enhanced wet and cold weather packages, and electromagnetic emission control packages, as well as peripheral equipment purchases such as batteries and carrying cases. International sales decreased from 35% of net sales for 1995 to 24% of net sales for 1996 as a result of the Company's focus on building its domestic sales force and testing to demonstrate continued compliance with new European EMI standards following certain changes to the 7000 Series, and continuing efforts to achieve compliance to these standards for the 5000 Series. The Company believes that international sales as a percentage of total net sales will continue at levels similar to those in 1996, with little impact on the Company's results of operations or liquidity.

  Gross Profit. Gross profit increased 45% from $3.3 million in 1995 to $4.8 million in 1996. As a percentage of net sales, gross profit decreased from 40% in 1995 to 37% in 1996. In 1995 the Company incurred approximately $0.3 million, or 4% of net sales, in inventory disposal costs related to upgrading computer components due to technological advances. This compares to $0.8 million, or 6% of net sales, in 1996. The introduction in the second half of 1996 of the 5000 Series, which carries lower pricing and profit margins, and the introduction of a new lower base price 7000 Series model in the fourth quarter, reduced margins as a percent of net sales by approximately 5% for the fourth quarter. In addition, the Company's fourth quarter focus on the 5000 Series resulted in reduced shipments of the 7000 Series in that quarter. Such reduction had a negative impact of 5% on margins as a percent of net sales for the fourth quarter due to the fixed nature of certain expenses in the cost of goods sold. With unit volume increases and improvements in manufacturing efficiencies, the Company believes it will maintain gross margins in the mid to high 30% range in 1997.

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries, bonuses and commissions, promotions and advertising and travel. Sales and marketing expenses increased from $1.5 million or 18% of net sales for 1995 to $3.2 million or 25% of net sales for 1996. The increase was due primarily to increased advertising, staffing and promotion expenses, all of which were intended to build general product recognition and to introduce the 5000 Series. The Company expects that its sales and marketing expenses will continue to increase as it seeks to expand its sales channels.

  General and Administrative. General and administrative expenses consist primarily of salaries, professional services, facilities, bad debt and incentive compensation costs. General and administrative expenses increased from $1.2 million or 14% of net sales for 1995 to $2.2 million or 17% of net sales for 1996. The increase was due primarily to increased staffing, legal fees, professional services and facilities expenses. The Company expects to continue to increase its general and administrative expenses in the foreseeable future as it adds general and administrative infrastructure.

  Research and Development. Research and development expenses consist primarily of salary and materials costs incurred in the development and testing of new products and of computing platforms customized for special applications. Research and development costs are expensed as incurred. Research and development expenses increased from $0.9 million or 12% of net sales for 1995 to $1.9 million or 14% of net sales for 1996. The increase in research and development expenses was primarily due to significant investment in the introduction of the 5000 Series and also to continued development of the 7000 Series. The Company expects research and development expenses to increase for the foreseeable future.

  Interest Expense and Other, Net. Interest expense increased from approximately $69,000 for 1995 to $356,000 for 1996, primarily due to higher levels of indebtedness. Forms of indebtedness used included the Company's terminated bank line of credit, loans from affiliated parties and the December bridge notes, all of which were required to fund working capital requirements. See "--Liquidity and Capital Resources."

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

  Net Sales. Net sales increased 201% from $2.7 million in 1994, the Company's first year of commercial sales, to $8.2 million in 1995. This increase was due primarily to an increase in the number of units sold partially offset by a 6% decrease in the average selling prices for the 7000 Series. Sales to the Company's international distributors accounted for 39% and 35% of net sales for 1994 and 1995, respectively.

  Gross Profit. Gross profit increased 327% from $0.8 million in 1994 to $3.3 million in 1995. As a percentage of net sales, gross profit increased from 28% in 1994 to 40% in 1995. This increase in gross profit was the result of improved economies of scale realized from increases in production volume and also of enhanced manufacturing and procurement efficiencies.

  Sales and Marketing. Sales and marketing expenses increased from $0.9 million or 33% of net sales for 1994 to $1.5 million or 18% of net sales for 1995, primarily as the result of increased expenditures in advertising, promotion and staffing. Sales and marketing expenses as a percentage of sales decreased due to increased market acceptance of the Company's products.

  General and Administrative. General and administrative expenses increased from $0.8 million or 28% of net sales in 1994 to $1.2 million or 14% of net sales in 1995. The increase resulted from a move to a new facility, the addition of staff and an increase in professional service expenses.

  Research and Development. Research and development expenses increased from $0.8 million or 28% of net sales in 1994 to $0.9 million or 12% of net sales in 1995. These increases were the result of the Company's efforts to build and support its engineering infrastructure related to development of the 7000 Series. In addition, the Company's research and development costs increased in the second half of 1995 as the result of efforts related to the development of the 5000 Series.

  Interest Expense and Other, Net. Interest expense increased from $21,000 in 1994 to $69,000 for 1995, primarily due to increased line of credit borrowings to fund additional working capital requirements.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited financial data for each of the eight consecutive quarters ended January 5, 1997. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Such statement of operations data should be read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto.

  The Company's operating results may vary significantly from quarter to quarter due to a wide range of factors, such as changes in customer buying patterns, the timing of the announcement and introduction of new products by the Company or its competitors, the tactics of the Company's competitors, technological developments affecting the rugged computing platform market, and the overall strength of the economy. As a result, the Company's operating results for any particular quarter are not necessarily indicative of results that the Company may achieve for any subsequent quarter or full fiscal year. See "Risk Factors--Fluctuations in Quarterly Operating Results."

                           YEAR ENDED DECEMBER 31, 1995         YEAR ENDED JANUARY 5, 1997
                          ----------------------------------  ----------------------------------
                           FIRST   SECOND    THIRD   FOURTH    FIRST   SECOND    THIRD   FOURTH
                          QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER
                          -------  -------  -------  -------  -------  -------  -------  -------
                                              (IN THOUSANDS)
Net sales...............  $1,784   $1,853   $2,238   $2,367   $2,830   $3,066   $3,702   $ 3,513
Cost of sales...........   1,048    1,100    1,266    1,566    1,735    1,840    2,269     2,467
                          ------   ------   ------   ------   ------   ------   ------   -------
Gross profit............     736      753      972      801    1,095    1,226    1,433     1,046
                          ------   ------   ------   ------   ------   ------   ------   -------
Operating expenses:
 Sales and marketing....     368      353      380      422      591      775      910       959
 General and
  administrative........     240      262      300      367      465      507      501       759
 Research and
  development...........     142      147      213      446      430      420      515       531
                          ------   ------   ------   ------   ------   ------   ------   -------
 Total operating
  expenses..............     750      762      893    1,235    1,486    1,702    1,926     2,249
                          ------   ------   ------   ------   ------   ------   ------   -------
Operating income
 (loss).................     (14)      (9)      79     (434)    (391)    (476)    (493)   (1,203)
Interest expense and
 other, net.............     (19)     (17)     (17)     (16)     (64)     (54)    (104)     (134)
                          ------   ------   ------   ------   ------   ------   ------   -------
Net income (loss) from
 continuing operations..     (33)     (26)      62     (450)    (455)    (530)    (597)   (1,337)
Income (loss) from
 discontinued
 operation..............      (2)       7      (90)     (95)     (70)    (137)    (140)      (30)
                          ------   ------   ------   ------   ------   ------   ------   -------
Net loss................  $  (35)  $  (19)  $  (28)  $ (545)  $ (525)  $ (667)  $ (737)  $(1,367)
                          ======   ======   ======   ======   ======   ======   ======   =======

  The following table sets forth certain unaudited financial data for each of the eight consecutive quarters ended January 5, 1997, expressed as a percentage of the Company's net sales for the periods indicated:

                           YEAR ENDED DECEMBER 31, 1995     YEAR ENDED JANUARY 5, 1997
                          ------------------------------- -------------------------------
                           FIRST  SECOND   THIRD  FOURTH   FIRST  SECOND   THIRD  FOURTH
                          QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER
                          ------- ------- ------- ------- ------- ------- ------- -------
Net sales...............    100 %   100 %   100 %   100 %   100 %   100 %   100 %   100 %
Cost of sales...........     59      59      57      66      61      60      61      70
                            ---     ---     ---     ---     ---     ---     ---     ---
Gross profit............     41      41      43      34      39      40      39      30
                            ---     ---     ---     ---     ---     ---     ---     ---
Operating expenses:
 Sales and marketing....     21      19      17      18      21      25      25      27
 General and
  administrative........     13      14      13      15      16      17      13      22
 Research and develop-
  ment..................      8       8       9      19      16      14      14      15
                            ---     ---     ---     ---     ---     ---     ---     ---
 Total operating
  expenses..............     42      41      39      52      53      56      52      64
                            ---     ---     ---     ---     ---     ---     ---     ---
Operating income
 (loss).................     (1)    --        4     (18)    (14)    (16)    (13)    (34)
Interest expense and
 other, net.............     (1)     (1)     (1)     (1)     (2)     (2)     (3)     (4)
                            ---     ---     ---     ---     ---     ---     ---     ---
Net income (loss) from
 continuing operations..     (2)     (1)      3     (19)    (16)    (18)    (16)    (38)
Loss from discontinued
 operation .............    --      --       (4)     (4)     (3)     (4)     (4)     (1)
                            ---     ---     ---     ---     ---     ---     ---     ---
Net loss................     (2)%    (1)%    (1)%   (23)%   (19)%   (22)%   (20)%   (39)%
                            ===     ===     ===     ===     ===     ===     ===     ===

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has principally financed its operations and capital expenditures through the private sale of equity securities, loans (including the sale of debt) and bank lines of credit. The Company generated net proceeds from the private sale of common stock of $1.3 million in 1994 and $1.6 million in 1995. The Company received net proceeds of $3.0 million from the sale of preferred stock during 1996. Borrowings on loans generated $0.3 million in 1994, which was repaid in 1995, and $7.6 million in 1996, of which $1.5 million was repaid prior to year end. As of January 5, 1997, the Company had outstanding loans of $6.4 million, including $1.3 million with affiliated parties. Borrowings under bank lines of credit generated $0.5 million in 1994, $0.7 million in 1995 and $1.8 million in 1996. All bank lines of credit were repaid in December 1996 and no bank lines were open as of January 5, 1997. The Company is currently in negotiations with a bank to establish a new operating line of credit, although there can be no assurances that such negotiations will be successful. Cash provided by financing activities, including those listed above, totaled $2.1 million in 1994, $2.0 million in 1995 and $8.1 million in 1996.

  Cash used for operating activities totaled $2.9 million in 1994, $1.7 million in 1995 and $5.4 million in 1996. Inventories, which include primarily raw materials, work in process and demonstration units, increased from $1.8 million at December 31, 1995 to $4.4 million at January 5, 1997. The increase was primarily due to a build up of raw materials to fill the Company's backlog of orders, an increase in work in process due to expanded production capacity and an increase in the number of demonstration units in light of the Company's larger potential customer base. Despite the 59% increase in net sales from 1995 to 1996, accounts receivable only increased 5.3% from $1.9 million at December 31, 1995 to $2.0 million at January 5, 1997, primarily due to the Company's collection efforts. Prepaid expenses and other current assets increased from $0.1 million at December 31, 1995 to $0.4 million at January 5, 1997, primarily due to prepaid expenses related to this offering and a deposit with a subcontractor who produces components for the Company's products. Accrued warranty and other increased from $0.1 million at December 31, 1995 to $0.5 million at January 5, 1997 due to warranties related to increased sales, accruals for expenses related to this offering and interest on outstanding notes. The Company purchased property and equipment of $0.3 million in 1994, $0.3 million in 1995, and $0.6 million in 1996.

  As of January 5, 1997 the Company had cash and cash equivalents of $2.1 million.

  The Company believes that the proceeds of this offering, together with cash on hand, interest expected to be earned thereon, and anticipated revenues will be sufficient to fund its operations at least through 1997. In order to meet its needs beyond such time, the Company may be required to raise additional capital. There can be no assurance that sufficient capital will be available if and when required on terms acceptable to the Company, if at all. See "Risk Factors--Future Capital Needs; Uncertainty of Additional Funding."

                                 RECENT EVENTS

  During the first half of 1996, the Company began shipping demonstration units of its 5000 Series Field WorkStation for customer test trials. Complexities in engineering development delayed the shift from production of demonstration units to commercial production of the 5000 Series beyond the time that the Company had initially anticipated. The Company began shipping commercial production units of the 5000 Series to domestic customers in June 1996, with more than 15% of its 1996 unit volume represented by sales of that model. However, strong early customer response caused a significant increase in total order bookings in the third and fourth quarters of 1996, as shown in the following table:

                                                           ORDER BOOKINGS
                                                            1996 QUARTER
                                                     ---------------------------
                                                     FIRST  SECOND THIRD  FOURTH
                                                     ------ ------ ------ ------
                                                           (IN THOUSANDS)
      7000 Series................................... $2,651 $2,909 $3,621 $3,603
      5000 Series...................................    161    435  2,214  1,772
                                                     ------ ------ ------ ------
      Total......................................... $2,812 $3,344 $5,835 $5,375

  In light of the time necessary to introduce full-scale commercial production of the 5000 Series, this large volume of orders contributed to a September 30, 1996, backlog of approximately $2.8 million, and an approximately $4.1 million backlog as of January 5, 1997 (both figures include an order of approximately $0.7 million deliverable in 1997). The re-design of critical 5000 Series components to ease future manufacturability and the attendent delay contributed to the continued build up of the Company's backlog during the third and fourth quarters. In addition, testing and changes to printed circuit boards, cabling, and the enclosure of the 7000 Series led to an approximately three month hold, late in the year, on shipments to Europe to allow the Company to demonstrate continued compliance with European EMI standards following these changes. See "Business--Backlog."

  The above factors have contributed to a substantial increase in inventories from $1.8 million at December 31, 1995 to $4.4 million at January 5, 1997. This increase in inventories raises the risk of future expenses due to technological changes in the form of inventory obsolescence. The Company currently has in place and is continuing to develop procedures to identify changes in technology early and minimize the extent of inventory disposal costs, although there can be no assurances that there will not be future write-offs of obsolete inventory, which may be significant. See "Risk Factors--Risk of Technological Obsolescence."

  The Company had fulfilled approximately 50% of the September 30 backlog in the 5000 Series by the end of 1996 and approximately 65% of the September 30 backlog in the 7000 Series by the end of 1996.

  The Company is currently quoting lead times of six to eight weeks for delivery of new 7000 Series orders and twelve weeks for 5000 Series orders. The Company currently anticipates that it will have filled all current backlog orders and will have reduced its average fulfillment time to its goal of four weeks by the end of the first half of 1997. There can, however, be no assurance that the Company will be able to do so; for factors that might prevent this, see "Risk Factors--Risks Associated with Managing Growth," "-- Dependence on Third-Party Manufacturers" and "--Dependence on Availability of Components."

  The delay in the commercial introduction of the 5000 Series, together with expenses incurred by the Company in connection with building its corporate infrastructure to support the anticipated volume of sales of the 5000 Series, adversely affected the Company's profits in the second half of 1996.

DIVIDEND OF SHARES OF PARAGON TECHNOLOGY, INC.

  In August 1995 the Company acquired a wholly-owned subsidiary, Paragon Technology, Inc. ("Paragon"), which designs and sells high performance graphics subsystems for the commercial and OEM markets, including MPEG-II video compression decoding solutions, image manipulation software and digital video disk ("DVD") technology. The Company incorporates certain of Paragon's technology in its computing platforms. Paragon also licenses its products to large personal computer manufacturers, which include the Paragon products in commercially available personal computers. In November 1996, the Company's Board of Directors approved the distribution of all of the issued and outstanding shares of Paragon's capital stock as a dividend to shareholders of record of the Company as of November 15, 1996, and the distribution of this dividend was completed by December 31, 1996. The decision to distribute Paragon's capital stock was based on the determination by the Company's Board of Directors that, in light of the difference between the business plans being pursued by the Company and Paragon and between the primary industry areas addressed by each, the spin-off of Paragon would enable each company to focus more effectively on meeting its separate goals and to raise capital for the pursuit of those goals more easily. From November 1996 to January 1997 the Company loaned an aggregate of $173,465 in working capital to Paragon; all such amounts were repaid, together with an aggregate of $885 in interest, on February 5, 1997. Two of the Company's directors and officers, Gary Beeman and Robert Szymborski, currently serve as directors of Paragon, and Mr. Beeman currently serves as Paragon's Chairman of the Board. The Company and Paragon intend to enter into strategic relationships in the areas of product development and marketing.

                                   BUSINESS

THE COMPANY

  FieldWorks designs, manufactures, markets and supports portable rugged computing platforms and computer system solutions for use in demanding field environments. In addition to providing the full range of computer features, performance and functionality typically found in high-end desktop computers, the Company's portable computing platforms have been designed to meet rigorous military standards for ruggedness and to function despite exposure to extreme temperature, mechanical shock, vibration and moisture. The Company's computing platforms are expandable through multiple expansion slots to provide a flexible electronic "toolbox" that can integrate all of a user's application-specific, multi-media and communications needs into one portable, rugged device. The Company's products have been designed with a modular system configuration that allows a user to easily upgrade the central processing unit ("CPU") processor or any of the other technological components without purchasing a new computer. Further, the Company has the ability to customize its computing platforms to meet the unique needs of its customers.

  The Company targets those markets that require portable computing platforms that can perform multiple functions, including diagnostics, data acquisition and electronic testing and monitoring, and simultaneously provide communications and computer capability even under adverse conditions in the field. FieldWorks rugged computing platforms are in use in a variety of market applications, including: electronic toolboxes for telecommunications test crews to simplify and expedite installation, repair and troubleshooting tasks; data collection and transmission for in-flight commercial airplane testing; collection and analysis of Global Positioning System ("GPS") geographical information and agricultural data to aid in the selection of crops, chemicals and farming methods; diagnostic system analysis and wireless communication for use with trucking fleets; and video surveillance and monitoring for law enforcement purposes. The Company believes that its rugged computing technology has enabled its customers to create new applications that improve the productivity of their field personnel and believes further that additional markets and customers will develop as more businesses recognize the benefits of providing field personnel with effective, sophisticated computing power.

  The Company markets its products worldwide through a direct sales force, independent sales representatives and distributors, OEMs, VARs and systems integrators. The Company's ten top customers during 1995 and 1996 were The Freightliner Corporation ("Freightliner"), Liberty Technologies, Inc. ("Liberty"), Texas Instruments Incorporated ("Texas Instruments"), Keithley Metrabyte, a division of Keithley Instruments Inc., Dateppli Inc. (for sale to Ford Motor Company), Strategic Solutions, Inc., JoR A.B. (for sale to L.M. Ericsson A.B., Sweden), U.S. Department of Defense, AT&T Corporation and Pacific Avionics, Inc. In July 1996, one of the Company's customers, Network General, entered into an agreement with the Company pursuant to which Network General made a $3 million equity investment in the Company.

FIELD COMPUTING MARKET

  Due to rapid technological advances over the past several years, organizations have become increasingly dependent on mobile computing and communications devices, such as portable computers, pagers and cellular telephones, to enhance workforce productivity. Highlighting this trend is the growth in the market for consumer portable computers, which Frost & Sullivan has predicted may reach annual worldwide sales of nearly $80 billion by 2001. Although this demand has to date been largely attributable to offices and office staff, organizations are increasingly seeking to computerize field personnel, in particular those who (i) have direct contact with customers,
(ii) install, diagnose and maintain company or customer equipment, or (iii) collect the critical information that allows the business to better meet the needs of its customers. Such computerization can provide sophisticated field diagnostic and analytic capabilities, enhance field access to data and on-line information, eliminate paperwork and improve electronic dispatching and communication. As a result, the market for mobile computing and field force automation products is predicted to be one of the fastest growing sectors of the computer industry through 1999, with annual growth predicted at as much as 35% or more. According to International Data Corp. ("IDC") estimates, the rugged portable computer market is currently over $500 million and is expected to grow by more than 50% over the next three years.

  Industries such as telecommunications, utilities, farming, law enforcement, the military and transportation have recognized the need for computerization and automation in the field. However, the effectiveness of field force computerization and automation efforts has often been limited by the nature of the products that have been available. Computers are now being used in the field to perform a wide range of tasks, but both off the shelf, consumer portable computers and custom-designed portable computers generally have significant shortcomings that limit their use by field personnel. In part as a result of these limitations, some companies still prefer to employ only single-purpose diagnostic and data collection machines in the field, foregoing the benefits of full computerization.

  Consumer portable personal computers that are designed for office or home use frequently become inoperable under the harsher conditions present in the field. The chart below illustrates the durability problems encountered when attempting to use a consumer personal computer in the field.


[This graph shows the percentage of buyers reporting types of damage for the following events:

          Accidental drops/pavement:
               Damage has happened: approximately 62%
               Damage rendered computer inoperable: approximately 52% Food/liquid spills:
               Damage has happened: approximately 45%
               Damage rendered computer inoperable: approximately 23% Dirt/other contamination:
               Damage has happened: approximately 43%
               Damage rendered computer inoperable: approximately 9% User negligence:
               Damage has happened: approximately 42%
               Damage rendered computer inoperable: approximately 23% Objects dropped on unit:
               Damage has happened: approximately 32%
               Damage rendered computer inoperable: approximately 14%]

     (1) Based on a random survey of 589 InfoWorld subscribers involved in purchasing portable personal computers. Damage as reported is not representative of damage per single computer or over any particular time period, and should not be deemed to represent the likelihood that any particular computer will be damaged over any particular time period.

Frost & Sullivan has reported that in one survey it conducted, respondents reported that between 20% and 25% of all notebook computers used were sent in for repairs each year, with average "down time" of five and one-half days per computer. The frequent repair necessary for typical consumer portable computers that are used in the field results not only in the cost of repair itself, but also in the lost productivity and associated expense caused by repair down time.

  In addition, consumer portable personal computers are typically available only with a standard set of features that cannot be expanded or customized to meet the unique requirements of field personnel. For example, field technicians require diagnostic and data collection capabilities in addition to typical office environment computer functionality. Thus, standard portable personal computers' lack of expandability limits their usefulness as complete electronic toolboxes for field personnel.

  Further, consumer portable personal computers generally are not designed to be upgraded. Rapidly changing technology results in frequent changes in the availability of portable personal computers as models change. Large organizations can discover that their attempts to deploy effective and consistent field force computerization over a period of time are impaired when they are unable to continue to purchase the same models of portable personal computers or when the computers become outmoded.

  The alternatives to off the shelf, fragile, non-expandable, portable personal computers have been either custom-designed personal computers or mobile single-purpose diagnostic and data collection instruments. While custom-designed portable personal computers can be configured to serve specific field uses, they are expensive, generally limited in their applications and often unable to withstand conditions typically present in the field. Mobile single-purpose diagnostic and data collection instruments are designed to withstand field conditions, but generally have little independent computing capability. Data analysis and manipulation, therefore, must be performed later on a separate, non-portable computer.

THE FIELDWORKS SOLUTION

  The Company has focused on delivering products that address the varied and specialized requirements of field force personnel. The Company's products feature four critical design characteristics that it believes purchasers of field computing platforms require.

  Rugged. The Company's computing platforms have been designed to meet stringent military standards of ruggedness, and to function despite extreme temperatures, mechanical shock while operating up to 100 Gs (100 times the force of gravity), vibration and moisture. The Company achieves this by using, among other things: (i) high-strength cast magnesium chassis, (ii) special shock absorbers for internal components, (iii) durable gold-plated interconnect systems and (iv) rubber sealing.

  Expandable. The Company has focused on providing computing platforms that are expandable to accommodate both current and future needs of the field force user. The Company's computing platforms allow for the integration of application-specific equipment, including auxiliary test, measurement and diagnostic subsystems and multi-media and communications modules. These expansion capabilities also allow the Company's computing platforms to adapt to the evolving requirements of the user, whose needs can change as additional technology is developed in the future.

  Upgradeable. The pace of change in technology such as processors, memory and display methods can rapidly render non-upgradeable computers obsolete. Unlike typical consumer portable computers, the Company's computing platforms are designed to be easily upgraded using standard component parts. The modularity of the Company's computing platforms allows for easy replacement of all major subsystems, including processors, screens, disk drives, memory and keyboards, thereby extending useful life and reducing the overall cost of ownership.

  Customizable. Many of the Company's customers have unique needs that require some degree of customization, from the incorporation of unique functions to the design and production of special purpose machines. The modular design of the Company's computing platforms allows the Company to readily adapt its machines to a customer's specifications. Customization has ranged from fairly simple mechanical adaptations to sophisticated electrical and mechanical modifications. Examples of customized features have included: (i) designing modifications to reduce electro-magnetic emissions, (ii) including particularly delicate magneto-optical disk drives and (iii) incorporating specialized high performance graphic subsystems to allow full-motion video applications.

STRATEGY

  The Company's objective is to be the leading designer, manufacturer and marketer of rugged computing platforms and computer system solutions. The Company's strategy consists of the following key components:

    Penetrate Key Vertical Markets. The Company is seeking to penetrate key vertical markets including military/government, utilities, transportation, aviation, telecommunications and law enforcement. The Company intends to employ a variety of approaches in these various markets, including building strategic OEM relationships and focusing on relationships with large volume repeat customers, depending on the characteristic purchasing patterns of each vertical market. Where appropriate, the Company develops specialized product features and functions to address the special needs of a particular vertical markets.

    Expand Strategic OEM Relationships. Certain of the Company's key vertical markets are characterized by dominant third party OEMs. In those markets, the Company sells its computing platforms to be bundled into computer system solutions that the OEMs then sell to end users. Examples of existing relationships include an OEM relationship with Texas Instruments, which provides surveillance systems for military and law enforcement uses through its Phototelesis division; an exclusive OEM supply relationship with Liberty, the major producer of testing systems for the nuclear power industry; and an OEM relationship with Network General, a major producer of telecommunications testing systems.

    Establish Relationships with Large-Volume, Repeat Customers. The Company intends to focus the efforts of its direct sales force and sales channel partners on meeting the ongoing needs of large-volume purchasers. The Company believes that its products are particularly attractive to such customers given the Company's ability to customize its computing platforms for specialized needs and the ease with which the Company's computing platforms can be upgraded and standardized throughout an organization. The Company believes that its ability to accommodate developing technologies addresses the concerns many large organizations have regarding the impact of technological obsolescence in the context of large computer equipment investments.

    Develop New Products and Enhance Existing Products. During the past four years the Company has made a substantial investment in developing its current computing platform technologies, which it believes have provided it with significant expertise with regard to rugged computing platforms. The Company intends to leverage this expertise to develop new products and enhance existing products. The Company is currently developing additional series of computing platforms designed to address broader customer preferences for products with varying degrees of expandability, size and price, all of which provide users with the ruggedness, processing power and ease of upgrade that characterize the Company's current products. The Company is also constantly working to add new features and functions to its existing products.

    Establish Product Recognition. The Company's goal is to establish the Company's products as the standard for quality portable rugged computing platforms. The Company's approach in this respect was to begin by establishing the Company's products and their reputation for quality with those customers who demand the greatest number of features. Accordingly, the Company initially entered the rugged computing platform market with the 7000 Series Field WorkStation rugged laptop computing platform. The Company intends to continue to build its reputation in the high-end portion of the market while also utilizing its product recognition to penetrate portions of the market where customers have different preferences for expandability, size and price.

CURRENT PRODUCTS

  The Company introduced its first commercial product, the 7000 Series Field WorkStation rugged laptop computing platform, in June 1994. The 7000 Series, available in a range of models, offers significant expansion capacity and is targeted at the high end of the rugged field computing platform market. In June 1996, the Company commercially introduced its 5000 Series Field WorkStation rugged notebook computing platform, which is also offered in a range of models. This Series is designed to meet the needs of those customers with uses that require a smaller, more lightweight toolbox but do not require the same degree of expandability.

  The Company's 7000 Series and 5000 Series share many significant design and performance characteristics. In particular, both series satisfy military standards for battlefield equipment with respect to shock (up to 100Gs while operating) and vibration. Both series share a modular design that allows for ease of upgrading. Both series can be configured with a variety of screens, memory capacities up to 128 Megabytes and disk drives up to 2.1 Gigabytes and are available with x486 or Pentium processors, as well as various networking and communications options. All of the Company's computing platforms are compatible with DOS, Windows, Unix, OS/2 and other operating systems and come with a sealed keyboard and a Field MousePad pointing device that can also serve as a signature and drawing pad.

  7000 Series Field WorkStation Rugged Laptop Computing Platform. The structure of the 7000 Series Field WorkStation laptop computing platform is based on a high-strength cast magnesium alloy external housing. Internal components that are sensitive to shock and vibration are contained within this housing and isolated with special tuned shock absorbing polymers, while a shock absorbing bushing system suspends all drives and the CPU. The 7000 Series incorporates the Company's backplane/card cage design, which provides up to six ISA/PCI expansion card slots within the housing. These slots permit the integration of instrumentation, data acquisition and communications capabilities in the computing platform. Also contained within the housing are PCMCIA expansion capability, integrated AC/DC power, battery capability, desktop ISA/PCI slots, optional integrated CD-ROM, optional dual removable hard drive system and optional Motion Picture Experts Group

("MPEG-II") video compression decoding boards. The units in the 7000 Series weigh approximately 14 1/2 pounds.

  5000 Series Field WorkStation Rugged Notebook Computing Platform. The structure of the 5000 Series Field WorkStation rugged notebook computing platform is based on an internal frame cast from a high-strength magnesium alloy, and is encased in a specially-developed urethane coating. The skeleton and coating protect internal sub-systems from shock and vibration. In addition, some of the internal subsystems are suspended by a shock absorbent bushing system. Virtually all of the electronics of the 5000 Series are contained in a "technology module" that has been designed for easy removal, making it possible for customers to service the units themselves and simplifying upgrades. In addition to two optional ISA or PCI expansion slots, all computing platforms in the 5000 Series have four universal bays in two sizes. The two larger bays can house batteries, CD-ROM drives, an internal AC adapter, hard drives or floppy drives. The two smaller bays can house removable drives and/or PCMCIA slots. 5000 Series units weigh approximately 10 1/2 pounds.

  The Company does not currently maintain an inventory of assembled computer platforms; instead, it assembles its products to its customers' specifications as orders are received. This enables the Company to provide each customer with a computing platform that satisfies the customer's specific requirements.

  The Company's 7000 Series Field WorkStation computing platforms have current base list prices to end users of approximately $6,000 with standard features. The Company's 5000 Series Field WorkStation computing platforms have base list prices to end users of approximately $5,000 with standard features.

MARKETS AND CUSTOMERS

  The markets for the Company's products consist of those businesses and other entities that are seeking effective mobile computing platforms for field personnel and functions. Users of the Company's field computing platforms and their demands vary widely, and include: (i) the military, which needs mobile units capable of withstanding battlefield conditions, (ii) utilities and telecommunications test crews, which require electronic toolboxes that can perform data acquisition, diagnostic, communications and analysis tasks to expedite installation, repair and troubleshooting, and (iii) field sales personnel, who need multi-media capabilities in a mobile unit that also provides networking capabilities. Customers have found a wide variety of specific uses for the Company's rugged computing platforms in the field, such as the following examples drawn from some of the Company's target market segments.

  Law Enforcement. A federal law enforcement agency is conducting surveillance and monitoring using a reconnaissance device that includes a FieldWorks computing platform. This device was employed at the 1996 Summer Olympic Games in Atlanta to capture digital images and to communicate sensitive information to major intelligence agencies around the world. Among other functions, the FieldWorks computing platform provided the expandability necessary to house and control the device's encryption, digital image capture and satellite communications subsystems and functions.

  Aviation. The Company's computing platform is used for in-flight commercial airplane testing, where it is connected to the plane's data logging computer to collect information that is then transmitted to engineers for analysis. Since the computing platform must operate in areas of the plane that are sensitive to electro-magnetic interference ("EMI"), the Company's engineers customized the FieldWorks computing platform to develop an EMI-certified portable computing platform.

  Agriculture. A software developer has integrated the Company's computing platform into an on-board "precision farming" system that utilizes GPS technology to collect and analyze geographic information, fertilizer levels, plant population, yield and other variables present on a specific farm. These data can then be used to select the most appropriate crops, chemicals and farming methods. Detachable mounts allow the computing platform to be moved from one farm vehicle to another or to the home office.

  Telecommunications. Test crews use the Company's computing platforms as electronic toolboxes to simplify and expedite installation, repair and troubleshooting tasks, such as network testing. The expandability of the Company's computing platforms allow for the integration of the diagnostic instrumentation necessary for these tasks.

  Transportation. The Company's computing platforms are used in a portable technical information and diagnostic system for use with fleets of trucks. Maintenance personnel use the FieldWorks computing platforms incorporated in this system not only to collect information from each vehicle's electronic control and data logging units but also to view or graph the information and to perform on the spot diagnostic routines that utilize the information.

  The chart below lists some of the vertical markets that the Company has targeted, along with the names of the largest FieldWorks customers in those vertical markets:

   VERTICAL MARKET      SIGNIFICANT CLIENTS
   ---------------      -------------------
   Military/Government  U.S. Department of Defense
                        SAIC
                        California Microwave, Inc.
                        Lockheed Sanders, Inc.
                        Rockwell International
   Utilities            The Columbia Gas System, Inc.
                        International Atomic Energy Agency
                        Union Electric
   Transportation       Freightliner Corporation
                        Caterpillar
                        Detroit Diesel
   Aviation             Pacific Avionics
                        United Air Lines, Inc.
                        The Boeing Company
                        Bell Helicopter
   Automotive           Dateppli Inc. (for sale to Ford Motor Company)
                        Mercedes Benz
                        Chrysler Corporation
   Law Enforcement      Harris
                        New York Police Department
   Telecommunications   AT&T Corporation
                        Network General Corporation
                        Motorola, Inc.
                        JoR A.B. (for sale to L.M. Ericsson A.B., Sweden)
   Instrumentation      Liberty Technologies, Inc.
                        Gould Electronics Inc.
                        Minnesota Mining & Manufacturing Company (3M)
                        Honeywell Inc.
   Imaging              Texas Instruments Corporation
                        The Walt Disney Company
                        Eastman Kodak Company
                        Northrop Grumman Corp.

  During 1996, sales to two customers, Freightliner and Texas Instruments, each accounted for more than 5% of net sales. During the same period, sales to international customers represented approximately 24% of net sales. During 1995, sales to Freightliner accounted for more than 5% of net sales. During the same period, sales to international customers represented approximately 35% of net sales. The Company does not believe that it is dependent upon sales to any single customer given the Company's history of a relatively large number of different customers and wide variations in the size and timing of orders from both new and repeat customers.

  The Company believes that additional markets and customers will continue to develop as more businesses recognize the benefits of providing field personnel with effective, sophisticated computing power.

  The market for portable rugged computing platforms is in the early stages of its development. There can be no assurance that a substantial market will develop for the Company's products within the timeframe it anticipates or at all. See "Risk Factors--Uncertainty of Market Acceptance."

SALES AND MARKETING

  The Company markets its products worldwide through a direct sales force, independent sales representatives and distributors, OEMs, VARs and systems integrators. The Company's sales and marketing efforts are based on the recognition that each of the Company's target vertical markets purchase from different channels.

  The Company's direct sales force focuses its efforts on building and maintaining relationships with large-volume, repeat purchasers of the Company's computing platforms and with entities that the Company considers to be dominant manufacturers or sales channel entities within their vertical markets. The Company also utilizes a network of approximately 27 independent sales representatives for domestic sales. Other segments of the market are addressed by sales to VARs and systems integrators that typically sell systems that have been configured for specific end-user applications through the addition of hardware, software or service. For international sales, the Company maintains a network of approximately 38 international distributors, which are managed by the Company's director for international sales. To date, the Company's international sales have been principally in Europe, the Far East and Australia, with recent sales in South America and Africa.

  As of January 5, 1997, the Company employed 22 people in sales and marketing. The direct sales effort is managed by a Vice President of Sales, five regional sales managers within the United States, one director for federal government sales and one director for international sales. Six of the employees are engaged principally in marketing efforts and the remaining persons are engaged primarily in sales. The Company conducts its sales activities from its headquarters in Minnesota as well as sales offices in Virginia, New Jersey, California, Texas and Alabama.

  The Company advertises its products both in industry-specific trade publications in the Company's target markets, such as Aviation Week and Maintenance Technology, and in general interest computer magazines, such as PC Week and BYTE. In addition, the Company participates in industry trade shows in the Company's target markets and in computer industry trade shows. For example, the Company participates in the UTC (Utilities Trade Conference) and the AFCEA, a government and military trade show, in addition to the COMDEX fall and spring shows. The Company has also employed direct mail campaigns aimed at potential customers in its target markets.

BACKLOG

  The Company's order backlog at January 5, 1997, was approximately $4,077,000, compared to approximately $599,000 at December 31, 1995. The Company's sales are made through purchase orders. Orders are generally shippable within the upcoming quarters unless noted as a committed future release date order. The Company's goal is to deliver orders within four weeks of receipt; however, the factors discussed above under "Recent Events" contributed during the third and fourth quarters of 1996 to the creation of a backlog of orders that currently exceeds the Company's ability to fulfill orders within such time period. The Company currently anticipates that it will have filled all current backlog orders and will have reduced its average fulfillment time to its goal of four weeks by the end of the first half of 1997. There can, however, be no assurance that the Company will be able to do so; for factors that might prevent this, see "Risk Factors--Risks Associated with Managing Growth."

RESEARCH AND DEVELOPMENT

  As of January 5, 1997, 17 of the Company's 92 employees were engaged in research and development and engineering. The Company designs many of the aspects and components of its computing platforms, including lay-out, housings and circuit boards, rather than incorporating other manufacturers' products. The Company believes that its past efforts in this area have provided it with significant technological advantages with regard to rugged computing platforms, and the Company intends to continue to focus research and development efforts on improving its core technologies. In addition, the Company is beginning research and development efforts that are focused on developing additional series of products that will address broader customer preferences by providing toolboxes with a greater range of expandability, size and price, all of which will provide the ruggedness, processing power and ease of upgrade that characterize the Company's current products. Finally, the Company's research and development efforts also involve developing customized solutions for its customers who have unique, specialized requirements. The Company has developed a number of customized solutions for customers in the transportation, government and military, entertainment, field service and engineering markets, and expects to continue to do so in appropriate cases.

  The Company spent approximately $0.3 million (on no net sales), $0.8 million (representing 28% of net sales), $0.9 million (representing 12% of net sales), and $1.9 million (representing 14% of net sales) on research and development in 1993, 1994, 1995 and 1996, respectively.

INTELLECTUAL PROPERTY

  In April 1996 the Company filed a provisional patent application related to certain aspects of the design of its 5000 Series Field WorkStation notebook computing platforms, including the technology module and features that enhance its upgradeability and ruggedness. In July 1996, the Company filed a patent application relating to the backplane design employed in its 7000 Series Field WorkStation laptop computing platforms.

  The Company claims trademark rights in the following marks used in connection with its products: FieldWorks, FieldWorks with design, Field MousePad, Field WorkStation, and Technology Module. In June 1996 the Company filed applications in the U.S. Patent and Trademark Office to register FieldWorks with design, Field Mousepad, Field WorkStation, and Technology Module. Trademark applications are not normally examined for at least six months from the date of filing, and the registrability of these trademarks has not yet been determined. The Company is aware that there are third parties that have claimed and may claim superior rights, in certain territories in the United States, to the use of certain of the marks in which the Company claims rights. See "Risk Factors--Dependence on Intellectual Property."

  The Company places copyright notices on all software that it develops for inclusion in its products.

  In order to protect its trade secrets and other proprietary information, the Company requires that all vendors and those customers that request customization work execute non-disclosure agreements with respect to confidentiality and ownership of the Company's proprietary information and of any related innovations. The Company also requires all new employees to enter into agreements covering confidentiality, non-disclosure, assignment of inventions and non-solicitation of employees.

  The Company licenses the source code for Basic Input/Output System ("BIOS") software that is included in the Company's products from two companies, Award Software, Inc. and Phoenix Technologies, Ltd. The licenses are covered by license agreements that, among other things, provide for the payment of royalties by the Company and grant the Company the right to modify the software as necessary. Each of these licenses may be terminated by the licensor in the event that the Company fails to remedy a breach of the license agreement within a set time following notice thereof or immediately following certain events relating to bankruptcy and insolvency. In addition, the Company purchases video controller chips for inclusion in its products from Cirrus Logic, Incorporated and also licenses the software associated with these chips. The Company believes that the terms of these licenses are standard for the industry.

  There can be no assurance that the measures the Company takes with respect to intellectual property will be sufficient to protect its intellectual property or that such intellectual property will provide the Company with any competitive advantage. See "Risk Factors--Dependence on Intellectual Property."

SERVICE AND SUPPORT

  The Company maintains a service and support program for the benefit of its customers. The Company's staff is available to monitor order status, to provide simple troubleshooting and to answer technical questions and questions on post-installation issues and other product information. The Company provides a one-year warranty program under which the Company agrees to diagnose, repair and test any product, and the Company's goal is to return the product to the customer within 48 hours. In addition to the standard warranty, the Company also offers limited warranty programs for extended periods. The Company provides product training, either at the Company's in-house training facility or at the customer's site, including in some cases customized programs. The Company also provides customers with updates on additions to the Company's product line and on new options, accessories and software, and performs upgrades for its customers. In the past, the most common upgrades have been processors and display technology.

COMPETITION

  The Company believes that it currently occupies a niche in the market with its rugged computing platforms. The Company currently faces direct competition in this market niche from companies producing portable computers intended for field use such as Amrel Technology, Inc., Badger Computers (a unit of Group Financial Partners, Inc.), Dolch Computer Systems, Getac Corporation, Husky Computers Inc., Itronix Corporation, Kontron Elektronik Corporation (a subsidiary of Kontron Elektronik GmbH) and Panasonic Personal Computer Company. To the extent the Company and its direct competitors expand and develop this market niche, other manufacturers may turn their attention to this niche and begin to produce products directly competitive with those offered by the Company. The Company's computing platforms also face indirect competition from a variety of different companies and products, including consumer portable personal computers, customized portable personal computers and single-purpose diagnostic and data collection instruments.

  Both the computer industry and the diagnostic and data collection instrument industry are intensely competitive. Many of the companies that produce or may produce devices that compete, directly or indirectly, with the Company's products have substantially greater financial, technological and marketing resources than the Company. There can be no assurance that the Company will be able to compete effectively against current or future competitors, or that such competitors will not succeed in adapting more rapidly and effectively to changes in technology or in the market or in developing or marketing products that will be more widely accepted.

  Both the computer industry and the diagnostic and data collection instrument industry are characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. The Company's success will depend in part on its ability to keep pace with technological developments and emerging industry standards and to respond to customer requirements by enhancing its current products and introducing new products. Failure to anticipate or respond rapidly to advances in technology and to adapt the Company's products appropriately could have a material adverse effect on the success of the Company's products and thus on the Company's business, financial condition and results of operations. Technological advances may also increase the level of competition in the rugged computing platform market.

  The Company's products compete with other rugged computer products primarily on the basis of product reliability, functional expandability and system design, which facilitates upgradeability and customization. See "Risk Factors--Competition" and "--Risk of Technological Obsolescence."

MANUFACTURING

  The Company's manufacturing process consists primarily of the mechanical subassembly, final assembly and testing of components and subassemblies acquired from third party suppliers and subcontractors. These functions, along with the final packaging of its products, are performed at the Company's production facilities in Eden Prairie, Minnesota. The Company generally assembles products upon receiving customer orders, and operates with little finished goods inventory. The Company's goal is to fill customer orders within four weeks; recently, however, the Company has experienced an increase in its order backlog. See "Recent Events" and "--Backlog."

  The Company works with a number of subcontractors to assemble mechanical components, to manufacture printed circuit boards, and to produce certain components, all to the Company's design specifications. A number of these components are made using tools that have been designed for, and belong to, the Company, but that are located on the manufacturer's premises. The Company has relationships with subcontractors who provide subassemblies on a turn-key basis. The Company also purchases components directly from one or more third party suppliers before forwarding them to subcontractors for assembly. In general, the Company believes that these services are available from a number of different companies.

  The Company employs extensive quality control systems and has a quality assurance department that consists of seven full-time employees. The Company received ISO 9001 quality assurance certification of its facilities in March 1996.

  The Company currently has a limited manufacturing capability, and has, to date, had no experience with high volume production runs of its products. There can be no assurance that the Company will successfully develop this manufacturing capability. See "Risk Factors--Risks Associated with Managing Growth." Further, the Company's products employ a number of advanced high technology components and there can be no assurance that these components will continue to be available on acceptable terms or at all. See "Risk Factors-- Dependence on Availability of Components."

EMPLOYEES

  As of January 5, 1997, the Company employed 92 full-time employees, of whom 36 were engaged primarily in manufacturing, 22 were engaged primarily in sales and marketing, 17 were engaged primarily in engineering and research and development, 13 were engaged primarily in administration and four were engaged primarily in customer service. The Company also employs part-time or temporary employees, mostly in manufacturing. None of the Company's employees are represented by any labor union or other collective bargaining unit. The Company believes that its relations with its employees are good.

  The Company maintains $1 million key man life insurance policies on the lives of each of Gary J. Beeman, the Company's President and Chief Executive Officer, and Robert C. Szymborski, the Company's Executive Vice President and Chief Technical Officer, with the proceeds payable to the Company.

FACILITIES

  The Company currently leases an approximately 24,000 square foot facility in Eden Prairie, Minnesota. This space houses the Company's headquarters and manufacturing operations. This lease term expires in June 1999. The Company believes that its existing facilities are adequate to meet its requirements only through early to mid-1997 and has recently begun searching for additional expansion space, although no facility has been located to date. The Company believes that suitable expansion space is available in the proximity of its existing facilities. There can, however, be no assurance that suitable facilities will be available when needed on acceptable terms, if at all, or that the Company can relocate its manufacturing and other operations without significant disruption. See "Risk Factors--Risks Associated with Managing Growth."

  The Company also leases approximately 2,700 square feet in Springfield, Virginia, and approximately 200 square feet in Woodland Hills, California. The office of the Company's director of federal business, a repair center, training center and demonstration center are located at the Springfield facility, where the lease term expires in June 2000. The offices of the Company's regional sales manager for the Western Region are located at the Woodland Hills facility, where the lease term expires on December 31, 1997, subject to extension.

LEGAL PROCEEDINGS

  On June 25, 1996, a shareholder of the Company commenced an action in Minnesota state district court against the Company and certain directors of the Company. The essence of the shareholder's allegations was that the Company issued shares of Common Stock without the authorization of all shareholders in violation of certain agreements and that certain of the Company's directors treated the plaintiff unfairly. The shareholder requested unspecified equitable relief. On October 8, 1996, the district court judge granted the Company's motion for summary judgment dismissing the lawsuit, and on October 29, 1996, judgment was entered in favor of the Company. By notice dated January 15, 1997, the shareholder filed an appeal with the Minnesota Court of Appeals. A briefing schedule has not been set and a date for oral arguments has not been determined.

                                  MANAGEMENT

Directors and Executive Officers

  The directors and executive officers of the Company are as follows:

          NAME            AGE                     POSITION
          ----            --- ------------------------------------------------
Gary J. Beeman...........  43 President, Chief Executive Officer and Treasurer
Robert C. Szymborski.....  48 Executive Vice President, Chief Technical
                              Officer, Secretary and Director
G. Paige Hiatt...........  47 Vice President of Sales
Steven A. Manske ........  41 Vice President of Finance
Robert W. Heller.........  51 Director
George E.                  61 Director
 Kline(/1/)(/2/).........
David C. Malm-             53 Chairman of the Board of Directors
 berg(/1/)(/2/)..........

-----------------
(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.

  Gary J. Beeman was a co-founder of the Company and has served as its President, Chief Executive Officer, Treasurer and a member of the Board of Directors of the Company since the Company's inception in October 1992. He also served as the Company's Chairman of the Board of Directors until January 1997. Mr. Beeman was also a co-founder of Network Communications Corporation ("NCC"), a Minneapolis-based designer and manufacturer of portable LAN/WAN data communications diagnostic instrumentation, and served as Vice President of Marketing and director of NCC from 1983 to 1991. Prior to that, Mr. Beeman served as a marketing manager for ADC Telecommunications, Inc. ("ADC") and as a program manager for Texas Instruments Corporation.

  Robert C. Szymborski was a co-founder of the Company and has served as Executive Vice President, Chief Technical Officer and Secretary and a member of the Board of Directors since the Company's inception in October 1992. Mr. Szymborski was also a co-founder of NCC and served as its Vice President of Engineering from 1983 to 1992. Prior to that, Mr. Szymborski served as Director of Engineering for ADC.

  G. Paige Hiatt has served as the Company's Vice President of Sales since July 1996. From 1994 to July 1996, Mr. Hiatt was a self-employed manufacturer's representative who represented the Company in the San Francisco area. From 1992 to 1993 he served as Vice President Sales for The Vantive Corporation, a developer of client-server based customer response software. From 1982 to 1992, Mr. Hiatt held various positions, including Director Western Region and Vice President European Systems Sales, with Grid Systems Corporation, a manufacturer of high performance portable computer systems.

  Steven A. Manske has served as Vice President of Finance of the Company since July 1995. Prior to his employment with the Company, Mr. Manske was employed by Jostens, Inc., a provider of recognition and affiliation products, from 1986, most recently as a division controller. Mr. Manske has also served as a management consultant for Pragmatek Consulting Group.

  Robert W. Heller has served as a director of the Company since January 1997. He is the President and Chief Executive Officer of MiTech Research & Development, Inc., a company involved in environmental cleanup using bioremediation technology, and also works as a consultant to growing companies regarding strategic, operational and international issues. From 1977 to 1996, Mr. Heller held a variety of positions, including most recently Chief Executive Officer, at Advance Circuits, Inc., a fabricator of printed circuit boards that was acquired by Johnson Matthey Public Limited Company in 1995. Mr. Heller is also a member of the boards of directors of Reuter Manufacturing, Inc., and Capri, Inc.

  George E. Kline has served as a director of the Company since February 1994. He has been President of Venture Management, a financial consulting services corporation, since 1966. Mr. Kline has also served as the General Partner of Brightstone Capital, Ltd., a venture fund, since 1985 and has been a private investor and financial consultant for over five years. He is also a member of the boards of directors of Applied Biometrics, Inc., Health Fitness Physical Therapy, Inc., Rimage Corporation, CyberOptics Corporation and Nutrition Medical, Inc.

  David C. Malmberg has served as Chairman of the Board of Directors since January 1997 and as a director of the Company since October 1996. Since 1994, Mr. Malmberg has been the president of David C. Malmberg, Inc., a management consulting and private investment management firm. From 1972 to 1994 he served in various positions, including Vice Chairman, President and Chief Operating Officer, at National Computer Systems Inc., a provider of information systems and services to the education, commercial and financial markets. Mr. Malmberg is the Chairman of the Board of National City Bank in Minneapolis and serves on the boards of directors of National City Bancorporation, Three Five Systems, Inc. and PPT/Vision, Inc.

  Each member of the Board of Directors holds office until the regular meeting of shareholders next held after such director's election and until such director's successor shall have been elected and shall qualify or until the earlier death, resignation, removal, or disqualification of such director.

  The Company's executive officers are elected or appointed by resolution approved by the affirmative vote of a majority of the members of the Board of Directors, and serve until their successors are elected or appointed. Any officer may be removed from his or her office by the board of directors at any time, with or without cause.

DIRECTORS' COMPENSATION

  The Company at present does not pay any directors' fees. The Company may reimburse its outside directors for expenses actually incurred in attending meetings of the Board of Directors. In the past, non-employee directors have each automatically been granted non-qualified options to purchase shares of Common Stock under a plan adopted in February 1994: 25,000 shares at the time of election to the Board of Directors and 10,000 shares at each re-election. All such options have an exercise price equal to the fair market value of a share of Common Stock on the day of grant and expire ten years after the date of grant. Such options vest over varying periods not exceeding three years.

  In connection with an agreement relating to consulting services to be provided by David Malmberg, the Company's Chairman of the Board, as of January 21, 1997, the Company granted Mr. Malmberg an option to purchase 100,000 shares of Common Stock under the Company's 1994 Long-Term Incentive and Stock Option Plan (the "1994 Stock Option Plan"). This option vested as to 25% on the date of grant and will vest in full on January 20, 2007, subject to accelerated vesting in cumulative 25% increments upon the satisfaction of certain specified management and performance goals; has a per share exercise price equal to the Price to Public in this offering; and expires ten years from the date of grant. In addition, the Company entered into an oral agreement whereby it will pay Mr. Malmberg $5,000 per month for such consulting services.

  In December 1996, the Board of Directors approved the FieldWorks, Incorporated 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), which was approved by the shareholders of the Company in January 1997. See "--Stock Plans."

COMMITTEES

  The Board of Directors has established a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations concerning executive salaries and incentive compensation for employees of the Company, subject to ratification by the full Board of Directors, and administers the Company's 1994 Stock Option Plan.

  The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent public accountants, as well as the Company's accounting principles and its system of internal controls, and reports the results of its review to the full Board of Directors and to management.

LIMITATION OF LIABILITY; INDEMNIFICATION

  Both the Company's Amended and Restated Articles of Incorporation, as currently in effect, and its Second Amended and Restated Articles of Incorporation, which will be effective upon the closing of this offering, provide that, to the fullest extent permitted by Minnesota law, a director shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director.

  Both the Company's Amended and Restated Bylaws, as currently in effect, and its Second Amended and Restated Bylaws, which will be effective upon the closing of this offering, limit the liability of directors in their capacity as directors to the full extent permitted by Minnesota law. As permitted by Minnesota law, a director shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for dividends, stock repurchases and other distributions made in violation of Minnesota law or for violations of the Minnesota securities laws, (iv) for any transaction from which the director derived an improper personal benefit or
(v) for any act or omission occurring prior to the effective date of the provision in the Company's Amended and Restated Bylaws limiting such liability. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities law.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth the cash and noncash compensation for 1996, 1995 and 1994 awarded to or earned by the Chief Executive Officer and all executive officers of the Company whose salary and bonus earned in 1996 exceeded $100,000 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION
                                  ------------------------------    ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR  SALARY   BONUS  OTHER(1) COMPENSATION(2)
  ---------------------------     ---- -------- ------- -------- ---------------
Gary J. Beeman..................  1996 $140,000 $17,500  $5,400       $185
 President, Chief Executive       1995  131,846   1,732   5,400        185
 Officer and Treasurer            1994  120,000      --      --        185
Robert C. Szymborski ...........  1996  140,000  17,500   5,400        185
 Executive Vice President, Chief  1995  131,846   1,732   5,400        185
 Technical Officer, Secretary     1994  120,000      --      --        185
 and Director

-----------------

(1) Represents payment of auto allowance.

(2) Represents premiums paid by the Company on life insurance policies for the benefit of the Named Executive Officers.


  Option Grants. The following table summarizes options granted to the Named Executive Officers during 1996:

                                       OPTION GRANTS IN YEAR ENDED JANUARY 5, 1997
                         -----------------------------------------------------------------------
                                                                                   POTENTIAL
                                                                                REALIZABLE VALUE
                                                                                   AT ASSUMED
                                                                                ANNUAL RATES OF
                                                                                  STOCK PRICE
                         NUMBER OF SHARES PERCENT OF TOTAL                      APPRECIATION FOR
                            UNDERLYING    OPTIONS GRANTED  EXERCISE              OPTION TERM(2)
                             OPTIONS      TO EMPLOYEES IN    PRICE   EXPIRATION ----------------
NAME                        GRANTED(1)          1996       PER SHARE    DATE      5%      10%
----                     ---------------- ---------------- --------- ---------- ------- --------
Gary J. Beeman..........      50,000            15.6%        $5.00   4/23/2001  $69,070 $152,628
Robert C. Szymborski....      50,000            15.6          5.00   4/23/2001   69,070  152,628

-----------------

(1) Incentive stock options granted under the 1994 Stock Option Plan on April 23, 1996. Such options vested as to all shares on the date of grant.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission (the "SEC") and do not represent the Company's estimate or projection of the Company's future stock prices. These amounts represent certain assumed rates of appreciation and may not necessarily be achieved. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions.

  Option Values. The following table summarizes the value of options held at January 5, 1997, by the Named Executive Officers. Neither Named Executive Officer exercised any options during 1996.

                                AGGREGATED OPTION VALUES AT JANUARY 5, 1997
                            ----------------------------------------------------
                                                         VALUE OF UNEXERCISED
                              NUMBER OF UNEXERCISED     IN-THE-MONEY OPTIONS AT
                            OPTIONS AT JANUARY 5, 1997    JANUARY 5, 1997(1)
NAME                        EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
----                        -------------------------- -------------------------
Gary J. Beeman.............          50,000/0                 $125,000/$0
Robert C. Szymborski.......          50,000/0                  125,000/ 0

-----------------

(1) Value is based on the difference between an assumed initial public offering price of $7.50 per share and the exercise price of such options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Mr. George E. Kline has served as a member of the Compensation Committee of the Board of Directors since the establishment of the Compensation Committee in February 1995. Mr. David C. Malmberg has served as a member of the Compensation Committee of the Board of Directors since October 1996.

  In December 1993, Venture Management, Inc., Profit Sharing Plan (of which Mr. Kline is the sole trustee) purchased 1,500 shares of Common Stock for $1,500.

  Mr. Kline personally guaranteed the $500,000 bank line of credit that the Company secured in July 1994 and amended in April 1995 to provide borrowing capacity of up to $800,000. As consideration for Mr. Kline's guaranty, the Company granted to Mr. Kline a warrant to purchase 100,000 shares of Common Stock at an exercise price of $1.00 per share. Mr. Kline exercised this warrant in December 1995. In December 1995, the line of credit was replaced by a revolving line of credit agreement, with a borrowing capacity of $1,500,000. This line of credit was also personally guaranteed by Mr. Kline; in consideration of the guarantee, the Company issued a three-year warrant to Mr. Kline to purchase 40,000 shares of the Company's common stock at $5.00 per share. (In March 1996, the term of the December 1995 line of credit was extended through April 1997 and the borrowing capacity was increased to $2,000,000; the additional $500,000 was guaranteed by a non-affiliate shareholder of the Company who received a three-year warrant to purchase 25,000 shares of the Company's common stock at $5.00 per share.) In December 1996, the Company repaid all amounts outstanding under this line of credit and terminated this line of credit.

  On May 30, 1996, Mr. Kline exercised a non-incentive stock option to purchase 25,000 shares of the Company's common stock, which option had been granted in March 1994, at an exercise price of $1.00 per share. Such shares were issued in the name of Venture Management, Inc., a company of which Mr. Kline is president. On June 21, 1996, Mr. Kline exercised a non-incentive stock option to purchase 10,000 shares of the Company's common stock, which option had been granted in August 1995, at an exercise price of $3.00 per share.

  Mr. Kline is also a member of a limited liability company that is the general partner of certain venture capital limited partnerships (such limited liability company and limited partnerships, collectively, the "Brightstone Entities," as more fully described in Note 7 to the table under "Principal Shareholders"). As such, Mr. Kline may be deemed to share voting and investment of power for the shares held by the Brightstone Entities; Mr. Kline, however, disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interest in the Brightstone Entities. Mr. Kline also disclaims beneficial ownership of certain shares of the Company's common stock owned of record by his wife. See "Principal Shareholders" and "Certain Transactions."

STOCK PLANS

  1994 Stock Option Plan. The Board of Directors adopted the 1994 Stock Option Plan on March 23, 1994, and the shareholders approved it on June 16, 1994. Pursuant to the 1994 Stock Option Plan, executive officers, other employees and consultants of the Company may receive options to purchase Common Stock. The 1994 Stock Option Plan provides for the grant both of incentive stock options intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options that do not qualify for such treatment. The exercise price of incentive stock options must equal or exceed the fair market value of the Common Stock at the time of grant. The 1994 Stock Option Plan also provides for grants of stock appreciation rights, restricted stock awards and performance awards and allows for the grant of restoration options.

  The Compensation Committee administers the 1994 Stock Option Plan and approves awards thereunder. A total of 720,000 shares of Common Stock was initially reserved for issuance under the 1994 Stock Option Plan. In May 1996, the 1994 Stock Option Plan was amended to increase the number of shares of Common Stock available for issuance to 1,100,000. In January 1997, the 1994 Stock Option Plan was amended to increase the number of shares of Common Stock available for issuance to 1,500,000. Incentive stock options may only be granted under the Stock Option Plan to any full or part-time employee of the Company (including officers and directors who are also employees) and of its present and future subsidiary corporations. Full or part-time employees, directors who are not employees, and consultants and independent contractors to the Company or its subsidiaries or affiliates are eligible to receive options which do not qualify as incentive stock options, as well as other awards. In determining the persons to whom options and awards shall be granted and the number of shares subject to each, the Board of Directors may take into account the nature of services rendered by the respective employees or consultants, their present and potential contributions to the success of the Company, and such other factors as the Board of Directors in its discretion shall deem relevant.

  The Board of Directors may amend or discontinue the 1994 Stock Option Plan at any time, but may not make any revisions or amendments to the 1994 Stock Option Plan without shareholder approval that increase the number of shares subject to the 1994 Stock Option Plan, decrease the minimum exercise price, extend the maximum exercise term, or modify the eligibility requirements. The Board of Directors may not alter or impair any award granted under the 1994 Stock Option Plan without the consent of the holder of the award. The 1994 Stock Option Plan will expire March 23, 2004.

  Pursuant to the terms of the 1994 Stock Option Plan, appropriate adjustments to the 1994 Stock Option Plan and outstanding options will be made in the event of changes in the Common Stock through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, or other change in corporate structure.

  Directors' Plans. On February 1, 1994, the Board of Directors adopted a stock option plan for non-employee directors that provided for the automatic grant of a non-qualified option covering 25,000 shares of Common Stock to each non-employee director at the time of his or her initial election to the Board of Directors, and an automatic grant of a non-qualified stock option to purchase 10,000 shares of Common Stock each time such director was re-elected for a subsequent term. All such options, which were granted outside of the 1994 Stock Option Plan, have an exercise price equal to the fair market value of the Common Stock on the date of grant, vest over varying periods not exceeding three years and have terms of 10 years from the date of grant.

  In January 1997, the shareholders of the Company approved the Directors' Plan, which had been approved by the Board of Directors in December 1996. Under the Directors' Plan, each non-employee director will automatically receive non-qualified options to purchase shares of Common Stock as follows:
25,000 shares (each an "Initial Grant") at the time of election to the Board of Directors and 10,000 shares (each an "Annual Grant") at each re-election. All such options will have an exercise price equal to the fair market value of a share of Common Stock on the day of grant and will expire ten years after the date of grant. Initial Grants will vest one third on the date of grant and one third on each of the first and second anniversaries, and Annual Grants will vest six months from the date of grant. The Directors' Plan will expire January 19, 2007. Pursuant to the terms of the Directors' Plan, appropriate adjustments will be made in the event of certain changes in the Common Stock.

  Savings Plan. The Company's savings plan (the "401(k) Plan") was adopted by the Company effective January 1996.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Common Stock as of February 15, 1997 (after giving effect to the automatic conversion of all shares of Preferred Stock into Common Stock upon the consummation of this offering) and as adjusted to reflect the sale by the Company of the 1,850,000 shares of Common Stock offered hereby by: (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group:

                                                     PERCENTAGE OF OUTSTANDING
                                        NUMBER OF          SHARES OWNED
                                          SHARES    ---------------------------
                                       BENEFICIALLY    BEFORE         AFTER
                  NAME                  OWNED(/1/)  OFFERING(/1/) OFFERING(/1/)
                  ----                 ------------ ------------- -------------
   Robert C. Szymborski(/2/).........     832,916       12.9%         10.0%
   Gary J. Beeman(/3/)...............     768,152       11.9           9.3
   George E. Kline(/4/)..............     244,500        3.8           3.0
   David C. Malmberg(/5/)............      37,400         *             *
   Robert W. Heller(/6/).............      33,500         *             *
   Brightstone Entities(/7/).........     743,334       11.4           8.9
   Network General Corporation(/8/)..     540,000        8.4           6.5
   All executive officers and
    directors as a group
    (7 persons)(/9/).................   1,940,518       29.4          23.0

-----------------
* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of February 15, 1997, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. This table does not reflect any shares of Common Stock that these existing shareholders may acquire in this offering. Except as indicated by footnote, the Company believes that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the shares of Common Stock indicated.
(2) Includes 50,000 shares of Common Stock issuable pursuant to currently exercisable options. Mr. Szymborski's address is 9961 Valley View Road, Eden Prairie, Minnesota 55344.
(3) Includes 50,000 shares of Common Stock issuable pursuant to currently exercisable options. Mr. Beeman's address is 9961 Valley View Road, Eden Prairie, Minnesota 55344.

(4) Includes 41,500 shares of Common Stock held of record by Venture Management, Inc., Profit Sharing Plan, of which Mr. Kline is the sole trustee; 43,400 shares of Common Stock issuable pursuant to currently exercisable options and warrants; and 60,000 shares of Common Stock held of record by Mr. Kline's wife, of which Mr. Kline disclaims beneficial ownership. Excludes an aggregate of 743,334 shares owned of record by, or issuable upon exercise of outstanding warrants to, the Brightstone Entities. The Brightstone Entities are a series of limited partnerships and one entity, a limited liability company, which is the general partner of each of the limited partnerships. Mr. Kline is a member of the limited liability company, and as such may be deemed to share voting and investment of power for the shares held by the Brightstone Entities, however, Mr. Kline disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interest in the Brightstone Entities. See Note 7.

(5) Includes 8,500 shares of Common Stock issuable pursuant to currently exercisable options.

(6) Includes 8,500 shares of Common Stock issuable pursuant to currently exercisable options.

(7) Includes 200,000 shares of Common Stock held of record by Brightstone IV Partners ("Brightstone IV"); 200,000 shares of Common Stock held of record by Brightstone Fund V Partnership ("Brightstone V"); 100,000 shares of Common Stock held of record by Brightstone Fund VI L.P. ("Brightstone VI"); 83,334 shares of Common Stock held of record by Brightside Fund Limited Partnership ("Brightside"); 50,000 shares of Common Stock held of record by Brightstone Fund VII L.P. ("Brightstone VII"); 30,000 shares of Common Stock issuable upon the exercise of warrants issued to Brightstone Capital Ltd., LLC ("Brightstone Capital"); 20,000 shares of Common Stock issuable upon the exercise of warrants issued to Brightstone Fund VII; 20,000 shares of Common Stock issuable upon the exercise of warrants issued to Brightbridge Fund I L.P. ("Brightbridge," and, together with Brighstone IV, Brightstone V, Brightstone VI, Brightstone VII, Brightbridge and Brightstone Capital, the "Brightstone Entities"); 15,000 shares of Common Stock issuable upon the exercise of warrants issued to Brightstone IV; 15,000 shares of Common Stock issuable upon exercise of warrants issued to Brightstone V; and 10,000 shares of Common Stock issuable upon the exercise of warrants issued to Brightstone VI. Brightstone IV, Brightstone V, Brightstone VI, Brightstone VII, Brightside and Brightbridge are all limited partnerships of which Brightstone Capital is the general partner; Brightstone Capital is a limited liability company of which Mr. Kline is a member. The address of the Brightstone Entities is 7200 Metro Boulevard, Edina, Minnesota 55439.

(8) Includes 40,000 shares of Common Stock issuable upon exercise of warrants. The address of Network General Corporation is 4200 Bohannon Drive, Menlo Park, California 94025.

(9) Includes 23,650 shares of Common Stock issuable pursuant to currently exercisable options in addition to those shares of Common Stock reflected in notes 2 through 6.

                             CERTAIN TRANSACTIONS

  For certain information regarding George Kline, a director of the Company, see "Management--Compensation Committee Interlocks and Insider Participation."

  On September 13, 1994, Brightstone IV and Brightstone V, partnerships of which George Kline, a director of the Company, is a general partner, loaned the Company an aggregate of $300,000 (the "1994 Loans"). The 1994 Loans bore interest at an annual rate of 10% and were due on February 28, 1995. In connection with the 1994 Loans, the Company issued warrants to purchase an aggregate of 30,000 shares of Common Stock at a price of $3.00 per share to Brightstone IV and Brightstone V. In March 1995, the Company repaid $200,000 original principal amount of the 1994 Loans, together with $13,750 interest. In June 1995, the Company repaid the remaining $100,000 original principal amount of the 1994 Loans, together with $2,500 interest.

  In May and June 1996, Brightstone VI and Brightstone VII loaned the Company an aggregate of $1,540,000 (the "June Loans"). The June Loans bore interest at an annual rate of 10% and were due on August 2, 1996. In connection with the June Loans, the Company issued to Brightstone Capital warrants (the "June Warrants") to purchase 15,000 shares of Common Stock at a price of $10.00 per share.

  On July 15, 1996, Brightbridge loaned the Company $500,000. This loan, which is represented by a promissory note (the "July Note"), bears interest at 10% per year and was initially due on December 31, 1996; provided, that the July Note would become payable in full within thirty (30) days after the effective date of any registration statement relating to an initial public offering of the Company's equity securities. In connection with this loan, the Company issued to Brightbridge warrants (the "July Warrants") to purchase a number of shares determined in accordance with a formula contained in the July Warrants at an exercise price equal to 80% of the price to public of shares of the Company's common stock in the Company's first registration statement to be declared effective.

  On July 29, 1996 the Company sold 300,000 shares of Series A Convertible Preferred Stock to Network General Corporation for $10.00 per share and in connection therewith issued warrants to purchase 24,000 shares of Common Stock at $10.00 per share. The number of shares to be issued upon conversion, the number of shares subject to the warrants and the exercise price of the warrants are all subject to adjustment in the event that the Price to Public in this Offering is less than $12.50 per share. In that event, the conversion price will be reduced to a price equal to 80% of the Price to Public and the warrant exercise price and the number of warrant shares will be similarly adjusted.

  As of August 2, 1996, the Company and Brightbridge amended the July Note to subordinate it to certain bank indebtedness of the Company and to extend its due date from December 31, 1996, to May 1, 1997.

  On August 2, 1996, the Company repaid all principal amounts outstanding on the June Loans, together with an aggregate of $27,168 in interest.

  In September 1996, Brightstone VI and Brightstone VII loaned the Company an aggregate of $750,000. These loans, which are represented by Promissory Notes (the "September Notes"), bear interest at 12% per year and were initially due on the date 180 days from the date of each such loan; provided, that the September Notes would become payable in full within thirty (30) days after the effective date of any registration statement relating to an initial public offering of the Company's equity securities. In connection with the September Notes, the Company issued to Brightstone VI, Brightstone VII and Brightstone Capital warrants (the "September Warrants") to purchase a number of shares determined in accordance with a formula contained in the September Warrants, which formula (other than the formula in the warrants issued to Brightstone Capital) depended on whether the September Notes were repaid before or after the date 90 days after the date of each such note, at an exercise price equal to 80% of the price per share received by the Company in its next sale of equity securities with gross proceeds of $2.5 million or more.

  As of October 15, 1996, the Company agreed with Brightstone Capital, Brightstone VI, Brightstone VII and Brightbridge to amend the June Warrant, the July Warrants, the September Notes and the September Warrants. Pursuant to these amendments, the final due date of each of such Notes was extended to May 1, 1997; provided, that all such Notes are payable in full within 30 days after the effective date of any registration statement relating to an initial public offering of the Company's equity securities; the exercise price under each of such Warrants was amended to $5.00 per share; and the September Warrants were amended to provide that they are exercisable for an aggregate of 45,000 shares of Common Stock. As a result of the exercise price amendment, the July Warrants are currently exercisable for 20,000 shares of Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  Upon completion of this offering, the Company will be authorized to issue 30 million shares of Common Stock, $.001 par value, and five million shares of undesignated preferred stock, $.001 par value. As of January 5, 1997 (assuming the automatic conversion of the Preferred Stock into Common Stock), there were 6,380,736 shares of Common Stock outstanding, which were held of record by 210 shareholders, and no shares of undesignated preferred stock outstanding.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There is no cumulative voting for the election of directors, and the holders of more than 50% of the outstanding Common Stock can elect all directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and in liquidation proceedings. Holders of Common Stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable.

PREFERRED STOCK

  The Second Amended and Restated Articles of Incorporation of the Company to be in effect upon the closing of this offering authorize the Company's Board of Directors, without further shareholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights, terms, including sinking fund provisions, and certain other rights and preferences, of any such preferred stock.

WARRANTS AND OPTIONS

  As of January 5, 1997, the Company had outstanding warrants to purchase a total of 594,745 shares of Common Stock at a weighted average exercise price of $4.72 per share. Such warrants are all currently exercisable and expire on dates ranging from December 20, 1998 to July 31, 2001. All outstanding warrant agreements provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits, or other changes in the corporate structure of the Company.

  As of January 5, 1997, the Company had outstanding options to purchase a total of 778,400 shares of Common Stock at a weighted average exercise price of $3.40 per share.

REGISTRATION RIGHTS

  Following the completion of this offering, (i) the holders of 304,745 of the warrants described above will be entitled to certain incidental or "piggyback" rights to include the shares issued or issuable upon exercise of such warrants in certain registration statements filed by the Company, (ii) the holder or holders of the 500,000 shares of Common Stock issued upon the automatic conversion of the Preferred Stock and the holder or holders of 40,000 shares issuable upon the exercise of the warrants described above shall be entitled, if the Company qualifies for the use of Form S-3 and subject to certain other limitations, to require the Company to file registration statements on such Form covering the sale of such shares and (iii) the holders of up to 166,667 shares of Common Stock issued or issuable upon conversion of certain of the principal amounts of certain outstanding bridge loans and of 250,000 shares of Common Stock issued or issuable upon exercise of the warrants described above shall have certain incidental or "piggyback" rights to include the shares issued or issuable upon exercise of such warrants or conversion of such notes in certain registration statements filed by the Company and shall also have the right, more than one year after the completion of this offering and on a one-time basis only, to require the Company to file a registration statement on Form S-3 and keep it effective for a period of nine months.

BRIDGE LOANS

  The Company has outstanding an aggregate of $1,350,000 in original principal amount of loans which the Company received between May and September 1996 (the "September Loans"). All original principal amount of the September Loans, together with interest thereon, is due on May 1, 1997; provided, that the September Loans shall be payable in full within 30 days after the effective date of the registration statement of which this Prospectus forms a part.

  The Company has outstanding an aggregate of $5,000,000 in original principal amount of bridge loans which the Company received in December 1996 (the "December Loans"). All original principal amount of the December Loans, together with interest thereon, is due on June 30, 1997; provided, that the Company may extend the final maturity of the December Loans to December 31, 1997, by written notice delivered to holders at any time before June 30, 1997; provided, further, that the December Loans shall be payable in full within 30 days after the effective date of the registration statement of which this Prospectus forms a part. During the 30 days after the effective date of the registration statement of which this Prospectus forms a part, up to 20% of the original principal amount of each of the December Loans is convertible into shares of Common Stock at the option of the holder at a conversion price equal to 80% of the Price to Public in this offering. In connection with the December Loans, the Company issued five-year warrants to purchase an aggregate of 250,000 shares of Common Stock at an exercise price equal to 80% of the Price to Public in this offering.

PROVISIONS OF THE COMPANY'S ARTICLES AND BYLAWS AND THE MINNESOTA BUSINESS CORPORATION ACT

  The existence of authorized but unissued preferred stock, described above, and certain provisions of the Company's Second Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws (both of which will be effective upon the closing of this offering) and of Minnesota law, described below, could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

  Section 302A.671 of the Minnesota Business Corporation Act (the "MBCA") applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

  Section 302A.673 of the MBCA generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder which purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination or the acquisition of shares is approved by the affirmative vote of a majority of a committee of all of the disinterested members of the Board of Directors, before the interested shareholder's share acquisition date.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar with respect to the Common Stock will be Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has not been any public market for Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price and impair the Company's ability to raise additional funds.

  Upon completion of this offering, the Company will have outstanding 8,230,736 shares of Common Stock (or 8,508,236 shares if the Underwriters' over-allotment option is exercised in full). Of those shares, 1,850,000 shares (or 2,127,500 shares, if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain volume limitations and other restrictions described below).

  The remaining 6,380,736 shares of Common Stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k), Rule 701 or otherwise. All directors, executive officers and other affiliates of the Company who own, in the aggregate, 2,364,802 shares of Common Stock, have agreed that they will not sell, directly or indirectly any Common Stock without the prior consent of the Representative for a period of 180 days from the date of this Prospectus, and certain other shareholders, who own, in the
aggregate,               shares of Common Stock, have agreed that they will
not sell, directly or indirectly, any Common Stock without the prior consent of the Representative for a period of 90 days from the date of this Prospectus. Of the shares not subject to these agreements, (i) approximately shares will be eligible for immediate sale without restriction pursuant to Rule 144(k) on the effective date of this offering, (ii) approximately shares will be eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144, 90 days after the effective
date of this offering, and (iii) approximately      shares will become
eligible for sale under Rule 144 after the expiration of the two-year holding
periods from the dates of acquisition, which end between    and   . Beginning
on the 91st day after the date of this Prospectus, when the first agreement not to sell shares expires, of the shares subject to such agreement, (iv)
approximately           shares will become eligible for sale without
restriction pursuant to Rule 144(k), (v) approximately           shares will
become eligible for sale, subject to compliance with the volume limitations
and other restrictions of Rule 144 and (vi) approximately         shares will
become eligible for sale under Rule 144 after the expiration of the two-year
holding periods from the dates of acquisition, which end between             ,
     and        ,     . Beginning on the 181st day after the date of this
Prospectus, when the second agreement not to sell shares expires, (vii) all of the 2,364,802 shares subject to such agreement will be eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144.

  In general, under Rule 144, as currently in effect, if at least two years have elapsed from the date that shares of Common Stock were acquired from the Company or an affiliate of the Company, then the holder is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (82,307 shares immediately after this offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale, subject to certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

  The Securities and Exchange Commission has recently approved a reduction,
effective on April   , 1997, of the two and three year holding periods under
Rule 144 and Rule 144(k) to one and two years, respectively. When this reduction becomes effective, of the shares not subject to the agreements
described above, (i) approximately     shares will be eligible for immediate
sale without restriction pursuant to Rule 144(k), (ii) approximately shares will be eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144, 90 days after the effective date of this
offering, and (iii) approximately      shares will become eligible for sale
under Rule 144 after the expiration of the one-year holding periods from the
dates of acquisition, which end between    and   . Beginning on the 91st day
after the date of this Prospectus, when the first agreement not to sell shares expires, of the shares subject to such agreement, (iv) approximately shares will become eligible for sale without restriction pursuant to Rule
144(k), (v) approximately           shares will become eligible for sale,
subject to compliance with the volume limitations and other restrictions of
Rule 144 and (vi) approximately         shares will become eligible for sale
under Rule 144 after the expiration of the one-year holding periods from the
dates of acquisition, which end between             ,      and        ,     .
Beginning on the 181st day after the date of this Prospectus, when the second agreement not to sell shares expires, (vii) all of the 2,364,802 shares subject to such agreement will be eligible for sale, subject to compliance with the volume limitations and other restrictions of Rule 144.

  Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 share without complying with the public information, holding period, volume limitation or notice provisions of Rule 144 and which permits Affiliates to sell their Rule 701 shares without complying with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. The Company has issued 644,500 shares under plans or contracts that satisfy the requirements of Rule 701.

  The Company intends to file registration statements on Form S-8 under the Securities Act to register the sale of the 1,500,000 and 300,000 shares reserved for issuance under, respectively, the 1994 Stock Option Plan and the Directors' Plan. The filing of such registration statements will permit the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements are expected to be filed soon after the date of this Prospectus and will automatically become effective upon filing. "See "Management--Stock Option Plans" and "Description of Capital Stock--Warrants and Options."

  In addition, after this offering, the holders of approximately 666,667 shares of Common Stock (including the maximum of 166,667 shares of Common Stock issuable upon conversion of $5,000,000 of the principal amount of certain loans) and warrants to purchase approximately 594,795 shares of Common Stock (together, the "Registrable Securities") will be entitled to certain rights to cause the Company to register the sale of such shares under the Securities Act. After this offering, if the Company proposes to register any of its securities under the Securities Act for its own account, holders of Registrable Securities are entitled to notice of such registration and are entitled to include Registrable Securities therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. The holders of certain of the Registrable Securities may require the Company to prepare and file one or more registration statements on Form S-3 at its expense, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Registration of such shares would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration.

  The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public markets or the perception that such sales will occur could adversely affect the market price or the future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale; Registration Rights."

                                 UNDERWRITING

  The Underwriters below, for whom R. J. Steichen & Company is acting as representative (the "Representative"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company, the number of shares of Common Stock set forth opposite their names below.

             UNDERWRITER                                         NUMBER OF SHARES
             -----------                                         ----------------
      R. J. Steichen & Company ...............................
                                                                    ---------
        Total...................................................    1,850,000
                                                                    =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

  The Underwriters, through the Representative, have advised the Company that they propose to offer the Common Stock initially at the Price to Public set forth on the cover page of this Prospectus; that the Underwriters may allow to
selected dealers a concession of $     per share; and that such dealers may
reallow a concession of $     per share to certain other dealers. After the
public offering, the offering price and other selling terms may be changed by the Underwriters. Application has been made for the Common Stock to be included for quotation on the Nasdaq National Market System. The Representative has advised the Company that it does not intend to confirm sales to any account over which it exercises discretionary authority.

  The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to an aggregate of 277,500 additional shares of Common Stock, exercisable at the Price to Public less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table, bears to the 1,850,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. In addition, the Company has agreed to pay the Representative at the closing of this offering a non-accountable expense allowance of 2% of the aggregate public offering price (including the aggregate public offering price of any over-allotment shares) to cover expenses incurred by the Underwriters in connection with this offering, reduced by amounts advanced by the Company, which totaled $10,000 on the date of this Prospectus.

  In connection with this offering, the Company has agreed to issue and sell to the Representative, for nominal consideration, warrants to purchase a number of shares of Common Stock equal to 10% of the shares of Common Stock sold in this offering, exclusive of any shares of Common Stock sold pursuant to the Underwriters' over-allotment option (the "Representative's Warrants"). The Representative's Warrants will be initially exercisable at a price per share equal to 120% of the Price to Public, commencing one year from the date of this Prospectus, and will continue to be exercisable for a period of four years after such date. The Representative's Warrants are restricted from sale, transfer, assignment or hypothecation for a period of 12 months from the effective date of this offering, except to officers or successors of the Representative. The exercise price of the Representative's Warrants and the number of shares of Common Stock issuable upon exercise thereof are subject to adjustment under certain circumstances. The Representative's Warrants grant to the holder or holders thereof certain rights regarding the registration of the Common Stock issuable upon exercise of the Representative's Warrants.

  At the request of the Representative, the Company solicited all of its shareholders to agree that they will not publicly sell or dispose of any shares of Common Stock for a period of 180 days after the date on which the Registration Statement is declared effective by the Commission, without the prior written consent of the Representative. Shareholders who beneficially own shares of Common Stock after the offering have agreed to such restrictions. See "Shares Eligible for Future Sale."

  The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price has been determined through negotiations between the Company and the Representative. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to the market valuation of companies in related businesses. See "Risk Factors--No Prior Market for Common Stock; Determination of Offering Price."

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Fredrikson & Byron, P.A. Members of Dorsey & Whitney LLP beneficially own 90,589 shares of Common Stock.

                                    EXPERTS

  The financial statements of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed with the Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. In particular, statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected by anyone without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 13th Floor, Seven World Trade Center, New York, New York, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Web site's address is http://www.sec.gov.

  The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                            FIELDWORKS, INCORPORATED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of December 31, 1995 and January 5, 1997
 (actual and pro forma)................................................... F-3
Consolidated Statements of Operations for the years ended December 31,
 1994 and 1995 and January 5, 1997........................................ F-4
Consolidated Statements of Shareholders' Equity for the years ended
 December 31, 1994 and 1995 and January 5, 1997 .......................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994 and 1995 and
 January 5, 1997.......................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To FieldWorks, Incorporated:

  We have audited the accompanying consolidated balance sheets of FieldWorks, Incorporated (a Minnesota corporation) and Subsidiaries as of December 31, 1995 and January 5, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 5, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FieldWorks, Incorporated and Subsidiaries as of December 31, 1995 and January 5, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 5, 1997 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 5, 1997

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             DECEMBER 31      JANUARY 5, 1997
                             -----------  ------------------------
                                                        PRO FORMA
                                1995        ACTUAL      (NOTE 5)
                             -----------  -----------  -----------
ASSETS
CURRENT ASSETS:
 Cash and cash equiva-
  lents....................  $  112,602   $ 2,132,089  $ 2,132,089
 Accounts receivable, net
  of allowance for doubtful
  accounts of $110,600 and
  $201,400.................   1,887,928     2,008,693    2,008,693
 Inventories...............   1,821,301     4,417,322    4,417,322
 Note receivable from sale
  of common stock (Note
  6).......................     100,000            --           --
 Note receivable from re-
  lated party..............          --        92,175       92,175
 Prepaid expenses and oth-
  er.......................      90,106       418,189      418,189
 Net assets of discontinued
  operation (Note 1).......      38,251            --           --
                             ----------   -----------  -----------
   Total current assets....   4,050,188     9,068,468    9,068,468
                             ----------   -----------  -----------
PROPERTY AND EQUIPMENT:
 Computers and equipment...     604,474     1,125,379    1,125,379
 Furniture and fixtures....      82,120       125,374      125,374
 Leasehold improvements....      51,150        98,585       98,585
 Less: Accumulated depreci-
  ation....................    (251,655)     (553,178)    (553,178)
                             ----------   -----------  -----------
   Property and equipment,
    net....................     486,089       796,160      796,160
DEPOSITS AND OTHER ASSETS,
 net.......................      22,952        41,491       41,491
                             ----------   -----------  -----------
                             $4,559,229   $ 9,906,119  $ 9,906,119
                             ==========   ===========  ===========
LIABILITIES AND SHAREHOLD-
        ERS' EQUITY
CURRENT LIABILITIES:
 Lines of credit...........  $1,160,000   $        --  $        --
 Notes payable.............          --     4,675,838    4,675,838
 Notes payable to related
  parties (Note 4).........          --     1,350,000    1,350,000
 Accounts payable..........     899,927     1,111,526    1,111,526
 Accrued compensation and
  benefits.................     143,025       264,035      264,035
 Accrued warranty and oth-
  er.......................     130,003       567,201      567,201
 Current maturities of
  capitalized lease
  obligations..............      32,244        57,411       57,411
                             ----------   -----------  -----------
   Total current liabili-
    ties...................   2,365,199     8,026,011    8,026,011
CAPITALIZED LEASE
 OBLIGATIONS, less current
 maturities................      61,886        66,722       66,722
                             ----------   -----------  -----------
   Total liabilities.......   2,427,085     8,092,733    8,092,733
                             ----------   -----------  -----------
COMMITMENTS AND
 CONTINGENCIES (Notes 8 and
 10)
SHAREHOLDERS' EQUITY:
 Series A convertible pre-
  ferred stock, $.001 par
  value, 300,000 shares au-
  thorized, issued and out-
  standing at January 5,
  1997.....................          --           300           --
 Common stock, $.001 par
  value, 15,000,000 and
  14,700,000 shares
  authorized; 5,840,068 and
  5,880,736 issued and
  outstanding (6,297,403
  pro forma at January 5,
  1997)....................       5,840         5,881        6,381
 Common stock warrants.....     115,185       231,985      231,985
 Additional paid-in capi-
  tal......................   4,816,262     7,878,591    7,878,391
 Accumulated deficit.......  (2,805,143)   (6,303,371)  (6,303,371)
                             ----------   -----------  -----------
   Total shareholders' eq-
    uity...................   2,132,144     1,813,386    1,813,386
                             ----------   -----------  -----------
                             $4,559,229   $ 9,906,119  $ 9,906,119
                             ==========   ===========  ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         FOR THE YEARS ENDED
                                             DECEMBER 31             FOR THE
                                        -----------------------    YEAR ENDED
                                           1994         1995     JANUARY 5, 1997
                                        -----------  ----------  ---------------
NET SALES.............................  $ 2,741,914  $8,241,791   $ 13,111,077
COST OF SALES.........................    1,978,157   4,979,504      8,310,933
                                        -----------  ----------   ------------
   Gross profit.......................      763,757   3,262,287      4,800,144
                                        -----------  ----------   ------------
OPERATING EXPENSES:
  Sales and marketing.................      904,129   1,523,648      3,234,692
  General and administrative..........      761,455   1,168,626      2,232,040
  Research and development............      765,081     948,406      1,896,448
                                        -----------  ----------   ------------
   Total operating expenses...........    2,430,665   3,640,680      7,363,180
                                        -----------  ----------   ------------
   Operating loss.....................   (1,666,908)   (378,393)    (2,563,036)
INTEREST EXPENSE AND OTHER, net.......      (21,310)    (68,678)      (356,328)
                                        -----------  ----------   ------------
NET LOSS FROM CONTINUING OPERATIONS...   (1,688,218)   (447,071)    (2,919,364)
LOSS FROM DISCONTINUED OPERATION
 (NOTE 1).............................           --    (179,848)      (376,682)
                                        -----------  ----------   ------------
NET LOSS..............................  $(1,688,218) $ (626,919)  $ (3,296,046)
                                        ===========  ==========   ============
PRO FORMA (NOTE 2) (UNAUDITED):
  Net loss per common share from
   continuing operations..............  $      (.30) $     (.07)  $       (.44)
  Loss per common share from
   discontinued operation.............           --        (.03)          (.06)
                                        -----------  ----------   ------------
  Net loss per common share...........  $      (.30) $     (.10)  $       (.50)
                                        ===========  ==========   ============
  Weighted average common shares
   outstanding........................    5,563,430   6,264,703      6,575,802
                                        ===========  ==========   ============



  The accompanying notes are an integral part of these consolidated financial statements

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             SERIES A
                           CONVERTIBLE
                         PREFERRED STOCK     COMMON STOCK    COMMON  ADDITIONAL                  TOTAL
                         ----------------- ----------------  STOCK    PAID-IN   ACCUMULATED  SHAREHOLDERS'
                          SHARES   AMOUNT   SHARES   AMOUNT WARRANTS  CAPITAL     DEFICIT       EQUITY
                         --------- ------- --------- ------ -------- ---------- -----------  -------------
BALANCE, December 31,
 1993...................        --  $   -- 4,850,000 $4,850 $     -- $2,398,350 $  (484,515)  $1,918,685
  Issuance of common
   stock, net of
   offering costs of
   $113,700.............        --      --   479,100    479       --  1,323,121          --    1,323,600
  Issuance of common
   stock warrants.......        --      --        --     --   81,435         --          --       81,435
  Net loss..............        --      --        --     --       --         --  (1,688,218)  (1,688,218)
                         ---------  ------ --------- ------ -------- ---------- -----------   ----------
BALANCE, December 31,
 1994...................        --      -- 5,329,100  5,329   81,435  3,721,471  (2,172,733)   1,635,502
  Issuance of common
   stock, net of
   offering costs of
   $111,750.............        --      --   354,334    355       --    950,895          --      951,250
  Exercise of stock op-
   tions................        --      --    31,334     31       --     31,971          --       32,002
  Issuance of common
   stock warrants.......        --      --        --     --   33,750         --          --       33,750
  Exercise of warrants..        --      --   100,000    100       --     99,900          --      100,000
  Merger with Paragon
   (Note 1).............        --      --    25,300     25       --     12,025      (5,491)       6,559
  Net loss..............        --      --        --     --       --         --    (626,919)    (626,919)
                         ---------  ------ --------- ------ -------- ---------- -----------   ----------
BALANCE, December 31,
 1995...................        --      -- 5,840,068  5,840  115,185  4,816,262  (2,805,143)   2,132,144
  Issuance of preferred
   stock................   300,000     300        --     --       --  2,999,700          --    3,000,000
  Exercise of stock
   options..............        --      --    40,668     41       --     62,629          --       62,670
  Issuance of common
   stock warrants.......        --      --        --     --  116,800         --          --      116,800
  Spin-off of Paragon
   (Note 1).............        --      --        --     --       --         --    (202,182)    (202,182)
  Net loss..............        --      --        --     --       --         --  (3,296,046)  (3,296,046)
                         ---------  ------ --------- ------ -------- ---------- -----------   ----------
BALANCE, January 5,
 1997...................   300,000  $  300 5,880,736 $5,881 $231,985 $7,878,591 $(6,303,371)  $1,813,386
                         =========  ====== ========= ====== ======== ========== ===========   ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     FOR THE YEARS ENDED
                                         DECEMBER 31
                                    -----------------------  FOR THE YEAR ENDED
                                       1994         1995      JANUARY 5, 1997
                                    -----------  ----------  ------------------
OPERATING ACTIVITIES:
  Net loss......................... $(1,688,218) $ (626,919)    $(3,296,046)
  Adjustments to reconcile net loss
   to net cash used for operating
   activities-
    Depreciation and amortization..     147,141     183,336         373,662
    Change in operating items:
      Accounts receivable..........    (727,421) (1,174,941)       (120,765)
      Inventories..................  (1,713,959)   (121,476)     (2,596,021)
      Prepaid expenses and other...     (49,302)    (12,039)       (348,991)
      Net assets of discontinued
       operation...................          --          --        (163,931)
      Accounts payable.............     951,132     (44,320)        211,599
      Accrued expenses.............     139,917      83,302         558,208
                                    -----------  ----------     -----------
      Net cash used for operating
       activities..................  (2,940,710) (1,713,057)     (5,382,285)
                                    -----------  ----------     -----------
INVESTING ACTIVITIES:
  Purchase of property and
   equipment.......................    (303,226)   (251,409)       (556,120)
  Loan to related party............          --          --         (92,175)
                                    -----------  ----------     -----------
    Net cash used for investing
     activities....................    (303,226)   (251,409)       (648,295)
                                    -----------  ----------     -----------
FINANCING ACTIVITIES:
  Proceeds from issuance of common
   stock...........................   1,356,848   1,616,354         162,670
  Proceeds from issuance of
   preferred stock.................          --          --       3,000,000
  Net line of credit borrowings
   (repayments)....................     490,000     670,000      (1,160,000)
  Net proceeds from notes payable..          --          --       4,735,952
  Proceeds from notes payable to
   related parties.................     300,000      10,341       2,890,000
  Payment of notes payable to
   related parties.................          --    (300,000)     (1,540,000)
  Payment of capitalized lease
   obligations.....................      (7,287)    (17,670)        (38,555)
                                    -----------  ----------     -----------
    Net cash provided by financing
     activities....................   2,139,561   1,979,025       8,050,067
                                    -----------  ----------     -----------
INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................  (1,104,375)     14,559       2,019,487
CASH AND CASH EQUIVALENTS,
 beginning of year.................   1,230,258     125,883         112,602
                                    -----------  ----------     -----------
CASH AND CASH EQUIVALENTS, end of
 year.............................. $   125,883  $  140,442     $ 2,132,089
                                    ===========  ==========     ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS:

 Operating Activities

  FieldWorks, Incorporated (FieldWorks or the Company), a Minnesota corporation, was organized on October 2, 1992, and was in the development stage until significant revenue-generating activities commenced in 1994. FieldWorks is engaged in the design, development and marketing of portable field-based computer workstations, and has integrated certain field instrumentation platforms with state-of-the-art computer technology to produce a new class of portable instrumentation equipment capable of simultaneously supporting many types of diagnostic communication and computing capabilities required by the field service, medical and engineering professions. FieldWorks markets its products worldwide through a direct sales force, independent sales representatives and distributors, original equipment manufacturers, value added resellers and system integrators.

  The Company's future operations are dependent upon the attainment of certain objectives, including the continued successful development, marketing and sale of its products, and the continued design and implementation of new technology. After products have been successfully introduced into a market, additional time may be necessary before continuing profitability is achieved. During this time, the Company may require additional financing which may not be available at favorable terms and conditions.

 Merger With Paragon Technology, Incorporated and Subsequent Distribution

  In August 1995, FieldWorks completed a merger agreement with Paragon Technology, Incorporated (Paragon), a Pennsylvania company engaged in software research and development. The merger was effected through a share-for-share exchange of 25,300 shares of FieldWorks' common stock for all of the outstanding shares of Paragon common stock. The merger was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements reflect the combined activities of FieldWorks and Paragon (collectively, the Company) for the entire 1995 fiscal year. Amounts in the 1994 financial statements have not been restated to reflect Paragon amounts, as the effects are not material to the Company's results of operations or financial position.

  On November 11, 1996, the Company's board of directors approved the distribution of all of the issued and outstanding common stock of Paragon, as a dividend to Company shareholders of record as of November 15, 1996. The distribution was effected in order to take advantage of anticipated capital-raising and product development opportunities on a separate-company basis. All shares of Paragon stock were distributed prior to January 5, 1997. At January 5, 1997, the Company had a note receivable from Paragon of $92,175. This note was repaid in full on February 5, 1997.

  Paragon's results of operations for the year ended December 31, 1995 and for the period ended November 15, 1996 have been presented as a discontinued operation in the accompanying statements of operations. Revenues applicable to Paragon were approximately $274,000 and $183,000 for the year ended December 31, 1995 and the period from January 1, 1996 to November 15, 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Fiscal Year

  Effective in fiscal 1996, the Company changed to a 52/53-week fiscal year ending on the first Sunday on or after December 31st. All references herein to "1996", "1995" and "1994" represent the 53-week fiscal year ended January 5, 1997 and the years ended December 31, 1995 and December 31, 1994, respectively. The Company does not believe that this change affects comparability of the financial statements.

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

 Principles of Consolidation

  The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.


 Pro Forma Net Loss Per Common Share

  Unaudited pro forma net loss per common share was computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period, including the effect of the conversion of preferred stock to common stock (see Note 5). The impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding, except as follows, as the effect would be antidilutive. Pursuant to Securities and Exchange Commission rules, stock options and warrants granted within one year of the date of the contemplated initial public offering have been included in the calculation of common stock equivalents, using the treasury stock method, as if they were outstanding for all periods presented.

 Cash and Cash Equivalents

  Cash consists of amounts held in the Company's checking accounts and money market funds with original maturities of 90 days or less. The carrying value approximates fair value due to the short maturity of the instruments.

 Inventories

  Inventories are stated at the lower of cost or market value, as determined by the first-in, first-out cost method, and consisted of the following:

                                                          DECEMBER 31 JANUARY 5
                                                             1995        1997
                                                          ----------- ----------
Raw materials............................................ $1,450,074  $2,772,219
Work in process..........................................    188,963   1,066,189
Finished goods...........................................    182,264     578,914
                                                          ----------  ----------
  Total.................................................. $1,821,301  $4,417,322
                                                          ==========  ==========

 Property and Equipment

  Property and equipment are recorded at cost. Repair and maintenance costs which do not significantly extend the lives of the respective assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the related assets' useful lives, ranging from three to five years.

 Warranties

  The Company provides a one-year warranty from the date of sale. Estimated warranty costs are accrued in the same period in which the related revenue is recognized, based on anticipated parts and labor costs utilizing historical experience. Ultimate results may differ from such estimates.

 Revenue Recognition

   The Company recognizes product revenue, net of estimated returns, at the time the products are shipped. Revenue for services performed is recognized as earned.

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

 Significant Customers and Export Sales

  For the year ended December 31, 1994, sales to one customer represented 14% of net sales. For the years ended December 31, 1995 and January 5, 1997, there were no customers representing over 10% of net sales.

  Export sales by major region were as follows:

                                                   1994       1995       1996
                                                ---------- ---------- ----------
      Europe................................... $  785,000 $1,925,000 $2,087,000
      Americas.................................     83,000    292,000    342,000
      Middle East/Africa.......................     43,000    137,000    299,000
      Asia.....................................     75,000    249,000    158,000
      Australia................................     42,000    178,000    154,000
      Russia...................................        --      70,000    152,000
                                                ---------- ---------- ----------
                                                $1,028,000 $2,851,000 $3,192,000
                                                ========== ========== ==========

 Research and Development Costs

  Research and development costs are charged to expense as incurred.

 Concentrations of Credit Risk

  The Company's exposure to concentrations of credit risk relates primarily to trade receivables. Such exposure is limited due to the large number of customers and their dispersion across many industries and geographies. The Company controls credit risk by performing credit evaluations for all new customers and requires letters of credit, bank guarantees and advance payments, if deemed necessary. Through 1996, bad debt write-offs have not been material.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the periods presented. Ultimate results could differ from those estimates.

 Recently Issued Accounting Standards

  Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," establishes standards for the recognition and measurement of impairment of long-lived assets and certain identifiable intangibles. The adoption of this pronouncement in fiscal 1996 did not have a material impact on the Company's results of operations or financial position.

3. INCOME TAXES:

  The Company accounts for income taxes under the liability method, which requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences under enacted tax laws of temporary differences between the financial reporting and tax bases of assets and liabilities.

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

  A reconciliation of the Company's statutory tax rate to the effective rate is as follows:

                                                               1994  1995  1996
                                                               ----  ----  ----
   Federal statutory rate.....................................  34%   34%   34%
   State taxes, net of federal tax benefit....................   6     6     6
   Valuation allowance........................................ (40)  (40)  (40)
                                                               ---   ---   ---
                                                                --%   --%   --%
                                                               ===   ===   ===

  As of January 5, 1997, the Company had approximately $4,400,000 of net operating loss carryforwards for federal income tax purposes that are available to offset future taxable income through the year 2011. Certain restrictions caused by the change in ownership resulting from sales of stock will limit annual utilization of the net operating loss carryforwards.

  The components of the Company's deferred tax asset are as follows:

                                              1994        1995         1996
                                            ---------  -----------  -----------
   Net operating loss carryforwards........ $ 789,000  $   877,000  $ 1,760,000
   Deductible differences..................    47,000      260,000      448,000
   Valuation allowance.....................  (836,000)  (1,137,000)  (2,208,000)
                                            ---------  -----------  -----------
                                            $      --  $        --  $        --
                                            =========  ===========  ===========

4. LINES OF CREDIT AND NOTES PAYABLE:

 Lines of Credit

  In July 1994, the Company entered into a $500,000 line-of-credit agreement with a bank, which was amended in April 1995 to provide increased borrowing capacity of up to $800,000.

  In December 1995, this line of credit matured and was replaced by a new revolving line-of-credit agreement (the New Line), with borrowing capacity of $1,500,000, limited to a borrowing base, as defined in the agreement. Availability as of December 31, 1995 was $340,000. This credit facility bears interest at prime plus 1.5%, payable monthly, and is collateralized by substantially all assets of the Company. Additionally, the New Line is personally guaranteed by a shareholder of the Company.

  In March 1996, the New Line was extended through April 1997 and its borrowing limit increased to $2,000,000. The incremental borrowing capacity of $500,000 was personally guaranteed by a shareholder of the Company.

  The following information relates to the Company's lines of credit for the fiscal years ended:

                                                            1995        1996
                                                         ----------  ----------
Amount outstanding at end of year....................... $1,160,000  $       --
Maximum amount outstanding during the year..............  1,160,000   2,000,000
Average borrowings during the year......................    586,000   1,652,000
Weighted average interest rate during the year..........      11.16%       9.77%
Interest rate at end of year............................      10.00%         --

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

  In December 1996, the Company repaid all amounts owed under its lines of credit with bridge financing proceeds received in December 1996 and terminated the New Line agreement.

 Notes Payable

  At December 31, 1994, the Company had two 10%, $150,000 unsecured notes payable to related parties. These notes were repaid in March and June 1995.

  In May through September 1996, the Company entered into certain short-term financing agreements with related and other parties, for a total of $2,890,000. These borrowings are due the earlier of 30 days following the consummation of an initial public offering of common stock or May 1, 1997, bear interest at rates ranging from 10% to 12%, and are unsecured. At January 5, 1997, outstanding borrowings under these agreements were $1,350,000.

  During December 1996, the Company raised approximately $4,684,000 through a private debt offering, net of $316,000 in offering costs. Such bridge notes bear interest at 10% and mature at the earlier of June 30, 1997, which date may be extended to December 31, 1997 at the option of the Company, or thirty days following the effective date of a registration statement filed in connection with an initial public offering.

5. SHAREHOLDERS' EQUITY:

  The Company was originally capitalized by the founders who contributed personal property and computer equipment in exchange for 2,350,000 shares of $.001 par value common stock.

  In December 1993, the Company completed a private placement of 2,500,000 shares of common stock at $1 per share, receiving $1,833,650 in proceeds prior to December 31, 1993. The remaining proceeds of $666,350 were received through March 20, 1994 and are reflected as notes receivable from sale of common stock in the accompanying 1994 consolidated financial statements.

  In December 1994, the Company completed a private placement (1994 Placement) of 479,100 shares of common stock at $3 per share, receiving proceeds of $804,198 prior to December 31, 1994. The remaining proceeds of $633,102 were received through February 23, 1995 and are reflected as notes receivable from sale of common stock in the accompanying 1994 financial statements. In 1995, the Company extended the 1994 Placement to allow for issuance of an additional 354,334 shares of common stock at $3 per share.

  In July 1996, the Company sold 300,000 shares of Series A, $.001 par value preferred stock (Preferred Stock) at $10 per share. The Preferred Stock contains a liquidation preference of $10 per share and is redeemable at the option of the holder for $10 per share, exercisable beginning in the year 2001. The Preferred Stock is convertible at the option of the holder on a share-for-share basis into common stock. Conversion to shares of common stock is automatic upon the consummation of an initial public offering. The accompanying pro forma consolidated balance sheet at January 5, 1997 reflects the conversion of all preferred shares to common stock.

  The holder of the preferred stock was also granted warrants to purchase 24,000 shares of the Company's common stock at an exercise price of $10 per share. The warrants are exercisable through July 2001.

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

6. WARRANTS:

  In December 1993, the Company entered into an agreement with the owner of its leased office space, offering the lessor the opportunity to earn warrants to purchase up to 115,000 shares of the Company's common stock at an exercise price of $1 per share, the estimated cash rent value, expiring in February 1999. The economic value of these warrants was allocated over the term of the lease. In August 1994, the lease was terminated, and rights to unearned warrants as of the lease termination date were forfeited.

  Warrants for the purchase of 100,000 and 40,000 shares at exercise prices of $1 and $5 per share were issued to a shareholder in 1994 and 1995, respectively, in connection with personal guarantees of the Company's line-of-credit agreements (see Note 4). In December 1995, the 1994 $1 per share warrants were exercised for the purchase of 100,000 shares. As the proceeds from this stock exercise were received in January 1996, this amount has been classified as notes receivable from sale of common stock in the accompanying 1995 consolidated balance sheet.

  In January 1995, five-year warrants for the purchase of 44,400 shares at an exercise price of $3.35 per share were granted to an accredited investor in connection with the 1994 Placement (see Note 5).

  In May 1995, the Company issued warrants for a total of 30,000 shares to two shareholders. The warrants are exercisable at $3 per share any time on or prior to May 10, 2000 and were granted in connection with loans made to the Company in 1994.

  In March 1996, three-year warrants for the purchase of 25,000 shares at an exercise price of $5 per share were granted to a shareholder in exchange for a personal guarantee of the Company's amended line-of-credit agreement (see Note
4).

  In June through September 1996, the Company granted warrants for the purchase of 84,000 shares of common stock in connection with the bridge financing agreements discussed in Note 4. These warrants are exercisable at $5 per share, at any time subsequent to the consummation of an initial public offering, expiring at dates ranging from June through September 1999.

  In connection with the December 1996 bridge financing, five-year warrants for the purchase of 250,000 shares of the Company's common stock were issued at an exercise price equal to 80% of the price obtained in an initial public offering, or $6.40 in the event such an offering does not occur prior to December 31, 1997.

7. STOCK OPTION AND 401(K) PLANS:

 Stock Option Plan

  In June 1994, the Company adopted a long-term incentive and stock option plan (the Plan) for employees, directors and consultants of the Company. Under the Plan, options are granted at an exercise price equal to the fair market value of the common stock, as determined by the Company's board of directors, at the date of grant. Incentive stock options are granted to employees, and vest over varying periods not to exceed three years. The Plan also provides for nonqualified options to be granted to directors and consultants, including automatic grants of 25,000 stock options to each nonemployee director of the Company on the date that each director is elected and an automatic grant of 10,000 stock options upon reelection. The nonemployee director options vest over varying periods not to exceed three years.

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

  As of December 31, 1995, the Plan authorized the issuance of up to 720,000 shares of common stock for such options. In May 1996, the Company increased the number of shares authorized for grant under the Plan to 1,100,000. In December 1996, the board of directors amended the Plan to increase the number of shares of common stock available for issuance to 1,500,000, which was approved at a shareholder meeting held on January 20, 1997. At December 31, 1995 and January 5, 1997, 245,666 and 249,598 shares were available for future grants.

  In December 1996, the Company's board of directors approved the Non-Employee Directors' Stock Option Plan (the Directors' Plan), which was approved at a shareholder meeting held on January 20, 1997. Under the Directors' Plan, each nonemployee director will receive 25,000 nonqualified options upon election and 10,000 options at each reelection date.

  Shares subject to option are summarized as follows:

                                                     WEIGHTED   NON-    WEIGHTED
                                           INCENTIVE AVERAGE  QUALIFIED AVERAGE
                                             STOCK   EXERCISE   STOCK   EXERCISE
                                            OPTIONS   PRICE    OPTIONS   PRICE
                                           --------- -------- --------- --------
   Balance, December 31, 1993.............       --      --         --      --
     Options granted......................  258,000   $1.11     80,000   $1.00
                                            -------   -----    -------   -----
   Balance, December 31, 1994.............  258,000    1.11     80,000    1.00
     Options granted......................  123,000    2.99     20,000    3.00
     Options canceled.....................   (6,666)   2.25         --      --
     Options exercised....................  (31,334)   1.02         --      --
                                            -------   -----    -------   -----
   Balance, December 31, 1995.............  343,000    1.77    100,000    1.40
     Options granted......................  320,900    5.26     57,500    5.00
     Options canceled.....................   (2,332)   3.57         --      --
     Options exercised....................   (5,668)   1.35    (35,000)   1.57
                                            -------   -----    -------   -----
   Balance, January 5, 1997...............  655,900   $3.47    122,500   $3.04
                                            =======   =====    =======   =====
     Options exercisable at:
     December 31, 1994....................  120,720   $1.11     80,000   $1.00
                                            =======   =====    =======   =====
     December 31, 1995....................  199,450   $1.48     86,800   $1.16
                                            =======   =====    =======   =====
     January 5, 1997......................  471,103   $2.92     81,217   $2.13
                                            =======   =====    =======   =====

  Additional information regarding options outstanding at January 5, 1997 is as follows:

                                                           WEIGHTED AVERAGE
        TYPE OF     NUMBER OF  EXERCISE   WEIGHTED AVERAGE    REMAINING
         OPTION      OPTIONS  PRICE RANGE  EXERCISE PRICE  CONTRACTUAL LIFE
        -------     --------- ----------- ---------------- ----------------
       Incentive     335,000  $1.00-$3.00      $1.76          2.7 years
       Incentive     320,900  $5.00-$7.50       5.26          4.4 years
                     -------
                     655,900
                     =======
      Nonqualified    65,000  $1.00-$3.00      $1.31          7.3 years
      Nonqualified    57,500  $5.00            $5.00          9.4 years
                     -------
                     122,500
                     =======

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying statements of operations. Had compensation cost been recognized based on the fair values of options at the grant dates consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per common share would have been reduced to the following pro forma amounts:

                                                              1995      1996
                                                            -------- ----------
                                                As reported $626,919 $3,296,046
Net loss.......................................   Pro forma  736,919  4,156,046
                                                As reported $    .10 $      .50
Net loss per common share......................   Pro forma      .12        .63

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

  The weighted average fair values of options granted were as follows:

                                                          INCENTIVE NONQUALIFIED
                                                            STOCK      STOCK
                                                           OPTIONS    OPTIONS
                                                          --------- ------------
      1995 grants........................................   $2.20      $2.67
      1996 grants........................................    3.87       4.46

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995 and 1996:

                                                                 1995     1996
                                                               -------- --------
      Risk-free interest rate.................................    6.39%    6.59%
      Expected life of incentive options......................  5 years  5 years
      Expected life of nonqualified options................... 10 years 10 years
      Expected volatility.....................................      90%      90%
      Expected dividend yield.................................       --       --

 401(k) Profit-Sharing Plan

  Effective January 1, 1996, the Company adopted a 401(k) profit-sharing plan (the 401(k) Plan) covering substantially all full-time employees. Eligible employees may elect to defer up to 15% of their eligible compensation. The Company may make discretionary matching contributions of up to 6% of each plan participant's eligible compensation. Through January 5, 1997, the Company had not made any matching contributions to the 401(k) Plan.

8. COMMITMENTS AND CONTINGENCIES:

 Leases

  The Company leases its headquarters office facilities under an operating lease which expires June 30, 1999. The Company also leases equipment under capital leases which expire at various dates through November 2000. Property and equipment under capital leases at January 5, 1997 totaled $197,300.

                   FIELDWORKS, INCORPORATED AND SUBSIDIARIES

  The following is a schedule of future minimum lease payments as of January 5, 1997:

                                                CAPITAL LEASES OPERATING LEASES
                                                -------------- ----------------
   1997.......................................     $ 71,148        $246,500
   1998.......................................       51,390         205,200
   1999.......................................       15,090         128,500
   2000.......................................        7,750          27,300
   2001.......................................           --           1,600
                                                   --------
   Total minimum capital lease payments.......      145,378
   Less--
     Amount representing interest.............      (21,245)
     Current maturities.......................      (57,411)
                                                   --------
   Noncurrent portion of minimum capital lease
    payments..................................     $ 66,722
                                                   ========

 Legal Proceedings

  The Company is involved in legal actions in the ordinary course of its business. Although the outcome of any such legal actions cannot be predicted, management believes that there is no pending legal proceeding against or involving the Company for which the outcome is likely to have a material adverse effect upon the Company's financial position, results of operations or cash flows.

9. SUPPLEMENTAL CASH FLOW INFORMATION:

                                             FOR THE YEARS ENDED
                                                 DECEMBER 31      FOR THE YEAR
                                             ------------------- ENDED JANUARY 5
                                               1994      1995         1997
                                             --------- --------- ---------------
Supplemental cash flow disclosure:
  Cash paid for interest...................  $  19,822 $  86,292    $214,601
                                             ========= =========    ========
Noncash investing and financing activities:
  Notes receivable from sale of common
   stock...................................  $ 633,102 $ 100,000    $     --
                                             ========= =========    ========
  Property and equipment acquired under
   capital leases..........................  $  26,650 $  99,409    $ 68,558
                                             ========= =========    ========
  Issuance of warrants.....................  $  81,435 $  33,750    $116,800
                                             ========= =========    ========
  Net assets acquired/disposed of relating
   to Paragon (Note 1).....................  $      -- $   6,559    $202,182
                                             ========= =========    ========

10. PROPOSED INITIAL PUBLIC OFFERING:

  In November 1996, the Company signed a letter of intent to obtain financing through an initial public offering (IPO) of approximately 1,850,000 shares of common stock. The proceeds of the offering will be used to repay the bridge financing arrangements, to fund capital expenditures and for working capital purposes. In connection with the offering, the underwriter will receive a warrant to purchase 185,000 shares of common stock at 120% of the IPO price. Upon completion of the IPO, the Company's articles of incorporation will be amended to authorize 30 million shares of Common Stock, $.001 par value, and five million shares of undesignated preferred stock, $.001 par value.

  Supplementary net loss per common share, giving effect to the assumed retirement of debt with proceeds from the IPO at an assumed IPO price of $7.50, and elimination of related interest expense, was $.41 for the year ended January 5, 1997.

                               INSIDE BACK COVER

[Company's "fieldworks, inc." logo]

  FieldWorks, Incorporated designs, manufactures, markets and supports portable rugged computing platforms and computer system solutions for use in demanding field environments.

  7000 Series Field WorkStation(TM)

[Photographs of the 7000 Series Field WorkStation its chassis and its contents.]

  5000 Series Field WorkStation(TM)

[Photographs of the 5000 Series Field WorkStation and parts.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITA-TION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Recent Events............................................................  25
Business.................................................................  27
Management...............................................................  37
Principal Shareholders...................................................  42
Certain Transactions.....................................................  43
Description of Capital Stock.............................................  45
Shares Eligible for Future Sale..........................................  47
Underwriting.............................................................  49
Legal Matters............................................................  50
Experts..................................................................  50
Additional Information...................................................  51
Index to Consolidated Financial Statements............................... F-1

                                ---------------

UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTIC-IPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             1,850,000 SHARES

                                      LOGO

                                  COMMON STOCK


                                ---------------

                                   PROSPECTUS

                                ---------------

                               RJSTEICHEN&CO

                                     , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following fees and expenses (which do not include underwriting commissions and discounts) will be paid by the Company in connection with the issuance and distribution of the securities registered hereby. All such expenses, except for the SEC, NASD and Nasdaq fees, are estimated.

SEC registration fee.................................................. $  6,361
NASD filing fee.......................................................    2,515
Nasdaq Stock Market listing fee.......................................   37,700
Legal fees and expenses...............................................  120,000
Accounting fees and expenses..........................................  133,000
Blue Sky fees and expenses............................................   15,000
Transfer Agent's and Registrar's fees.................................    5,000
Printing and engraving expenses.......................................   45,000
Miscellaneous.........................................................    5,424
                                                                       --------
  Total............................................................... $370,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

  Provisions regarding indemnification of officers and directors of the Company to the extent permitted by Section 302A.521 are contained in the Company's Second Amended and Restated Bylaws as they will be in effect upon closing of this offering (Exhibit 3.4 hereto, which is incorporated herein by reference).

  Under Section 6 of the Underwriting Agreement (Exhibit 1.1 hereto, which is incorporated herein by reference), the Underwriter has agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The information set forth below does not give effect to the automatic conversion of all shares of Preferred Stock into shares of Common Stock upon the consummation of this offering. Since July 1, 1993, the Company has issued and sold the following securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

  Between November 1993 and March 1994, the Company sold 2,500,000 shares of Common Stock at $1.00 per share to 98 accredited investors.

  In February 1994, the Company issued a warrant to purchase 115,000 shares of Common Stock at an exercise price of $1.00 per share in connection with an agreement with the owner of the Company's leased office space. 33,655 of these warrants were forfeited on August 1, 1994, in connection with the termination of such lease.

  On July 7, 1994, the Company issued a warrant to purchase 100,000 shares of Common Stock at a price of $1.00 per share to a director of the Company in connection with such director's personal guarantee of the Company's line of credit with Bank Windsor. The warrant was exercised December 31, 1995.

  From December 1994 to March 1995 the Company issued 479,100 shares of Common Stock at $3.00 per share to 42 accredited investors.

  On January 7, 1995, the Company issued a warrant to purchase 44,400 shares of Common Stock at a price of $3.35 per share to an accredited investor, which warrant was issued in connection with a private placement.

  On January 26, 1995, the Company issued 12,000 shares of Common Stock to an employee at a price of $1.00 per share upon exercise of an incentive stock option.

  On March 29, 1995, the Company issued 5,000 shares of Common Stock to an employee at a price of $1.00 per share upon exercise of an incentive stock option.

  On April 7, 1995, the Company issued 1,500 shares of Common Stock to an employee at a price of $1.00 per share upon exercise of an incentive stock option.

  On April 21, 1995 , the Company issued 5,000 shares of Common Stock to an employee at a price of $1.00 per share upon exercise of an incentive stock option.

  On April 25, 1995, the Company issued 1,500 shares of Common Stock to an employee at a price of $1.00 per share upon exercise of an incentive stock option.

  On May 5, 1995, the Company issued 5,000 shares of Common Stock to an employee at a price of $1.00 per share upon exercise of an incentive stock option.

  On May 10, 1995, the Company issued warrants to purchase an aggregate of 30,000 shares of Common Stock at a price of $3.00 per share to two existing shareholders in connection with a loan to the Company.

  Between May and July 1995, the Company issued 354,334 shares of Common Stock at $3.00 per share to 29 accredited investors.

  On August 22, 1995, the Company issued 1,000 shares of Common Stock to an employee at a price of $1.00 per share upon exercise of an incentive stock option.
  On August 22, 1995, the Company issued 334 shares of Common Stock to an employee at a price of $3.00 per share upon exercise of an incentive stock option.

  On December 20, 1995, the Company issued a warrant to purchase 40,000 shares of Common Stock at a price of $5.00 per share to a director of the Company in connection with such director's personal guarantee of the Company's line of credit.

  On January 19, 1996, the Company issued 5,000 shares of Common Stock to an employee at an exercise price of $1.00 per share upon exercise of an incentive stock option.

  On February 19, 1996, the Company issued 333 shares of Common Stock to an employee at a price of $3.00 per share upon exercise of an incentive stock option.

  On March 8, 1996, the Company issued a warrant to purchase 25,000 shares of Common Stock at a price per share of $5.00 to an existing shareholder in connection with such shareholder's personal guarantee of the Company's $500,000 increase in its line of credit with Norwest Bank Minnesota, National Association.

  On May 30, 1996, the Company issued 25,000 shares of Common Stock to an affiliate of a director of the Company at a price of $1.00 per share upon the exercise of a non-incentive stock option granted to such director.

  In May and June 1996, the Company issued promissory notes in the aggregate principal amount of $1,540,000 to two accredited investors, both of which are affiliates of a director of the Company, together with warrants to purchase 15,000 shares of Common Stock at a price of $10.00 per share, which warrants were issued to an accredited investor that is an affiliate of such accredited investors. In October 1996, in connection with the extension of the due dates of certain related promissory note, such warrants were amended to provide for a $5.00 per share exercise price.

  On June 21, 1996, the Company issued 10,000 shares of Common Stock to a director of the Company at an exercise price of $3.00 per share upon the exercise of a non-incentive stock option.

  On July 15, 1996, the Company issued 334 shares of Common Stock to an employee at an exercise price of $5.00 per share upon the exercise of an incentive stock option.

  On July 15, 1996, the Company issued promissory notes in the aggregate principal amount of $600,000 to two accredited investors, one of which is an affiliate of a director of the Company, together with warrants to purchase a number of shares determined in accordance with a formula contained in the warrant agreement at an exercise price equal to 80% of the price to public of shares of the Company's common stock in the Company's first registration statement to be declared effective. In October 1996, in connection with an extension of the due date of such promissory notes the Company amended the exercise price of such warrants to $5.00 per share, which amendment resulted in such warrants becoming exercisable for an aggregate of 24,000 shares of Common Stock.

  On July 29, 1996, the Company sold 300,000 shares of Series A Convertible Preferred Stock to an accredited investor for $10.00 per share. The Company also issued warrants to purchase an aggregate of 24,000 shares of Common Stock at $10.00 per share in connection with the Preferred Stock, subject to adjustment in the event that the Price to Public in this offering is less than $12.50 per share.

  In September 1996, the Company issued promissory notes in the aggregate principal amount of $750,000 to two accredited investors, both of which are affiliates of a director of the Company, together with warrants to purchase a number of shares of Common Stock to be determined in accordance with a formula contained therein at an exercise price equal to 80% of the price per share received by the Company in its next sale of equity securities with gross proceeds of $2.5 million or more. In October 1996, in connection with an extension of the due date of such promissory notes, the Company amended such warrants to provide that they would be exercisable for an aggregate of 45,000 shares at an exercise price of $5.00 per share.

  In December 1996, the Company issued promissory notes in the aggregate principal amount of $5,000,000 to 103 accredited investors, together with warrants to purchase an aggregate of 250,000 shares of Common Stock. The promissory notes are convertible into Common Stock as to up to 20% of their original principal amount. The conversion price for the promissory notes and the exercise price for the warrants will be 80% of the price per share of Common Stock in the Company's initial public offering.

  On January 7, 1997, the Company issued 10,050 shares of Common Stock to a former employee at an exercise price of $3.00 per share upon the exercise of an incentive stock option.

  The shares of Common Stock sold to employees upon the exercise of stock options were issued pursuant to Rule 701 under the Securities Act. The other sales of securities listed above have been made by the Company in reliance on
Section 4(2) of the Securities Act and Rule 506 thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 NUMBER DESCRIPTION
 ------ -----------
  1.1   Underwriting Agreement (filed herewith)
  1.2   Form of Representative's Warrant (filed herewith)
  3.1   Amended and Restated Articles of Incorporation of the Company
         (previously filed)
  3.2   Second Amended and Restated Articles of Incorporation of the Company
         (to be effective upon closing of this offering) (filed herewith)
  3.3   Amended and Restated Bylaws of the Company (previously filed)
  3.4   Second Amended and Restated Bylaws of the Company (to be effective upon closing of this offering) (filed herewith)
  4.1   Form of Certificate for Common Stock (filed herewith)
  5.1   Opinion of Dorsey & Whitney LLP (filed herewith)
 10.1   Form of Warrant to purchase Shares of Common Stock, including registration rights provisions (previously filed)
 10.2   Form of Promissory Note (May and June 1996) (filed herewith)
 10.3   Warrant, dated as of June 19, 1996, between the Company and Brightstone
         Capital, Ltd. (previously filed)
 10.4   Form of Bridge Loan Agreement (July 1996) (previously filed)
 10.5   Form of Promissory Note (July 1996) (previously filed)
 10.6   Form of Warrant (July 1996) (previously filed)
 10.7   Purchase Agreement for Series A Convertible Preferred Stock, dated as of July 29, 1996, by and between the Company and Network General
         Corporation, including registration rights provisions (filed herewith)
 10.8   Warrant, dated as of July 29, 1996, issued to Network General
         Corporation (previously filed)
 10.9   Amendment to Bridge Loan Agreement and Promissory Note, dated as of
         August 2, 1996, between the Company and Brightbridge Fund I L.P.
         (previously filed)
  10.10 Form of Bridge Loan Agreement (September 1996) (previously filed)
  10.11 Form of Promissory Note (September 1996) (previously filed)
  10.12 Form of Warrant (September 1996) (previously filed)
  10.13 Amendment to Warrant, dated as of October 15, 1996, between the Company and Brightstone Capital, Ltd. (previously filed)
  10.14 Agreement to Extend Promissory Notes and Amendment to Warrants, dated as of October 15, 1996, between the Company and Brightstone Fund VI,
         Brightstone Fund VII and Brightstone Capital, Ltd. (previously filed)
  10.15 Agreement to Extend Promissory Note and Amendment to Warrant, dated as of October 15, 1996, between the Company and Stephen L. Becher
         (previously filed)
  10.16 Amendment to Warrant, dated as of October 15, 1996, between the Company and Brightbridge Fund I L.P. (previously filed)
  10.17 Form of Bridge Loan Agreement including registration rights provisions
         (December 1996) (previously filed)
  10.18 Form of Subordinated Promissory Note (December 1996) (previously filed)
  10.19 Form of Warrant (December 1996) (previously filed)
  10.20 Office/Warehouse Lease, dated May 10, 1994, by and between The
         Northwestern Mutual Life Insurance Company and the Company (previously filed)
  10.21 Amendment to Lease, dated as of May 22, 1996, between the Company and
         The Northwestern Mutual Life Insurance Company (previously filed)

 NUMBER DESCRIPTION
 ------ -----------
  10.22 Lease Agreement, dated April 7, 1995, by and between Ronald C. Devine and the Company (previously filed)
  10.23 [removed]
  10.24 1994 Long-Term Incentive and Stock Option Plan, as amended, including forms of option agreements (filed herewith)
  10.25 Directors' Stock Option Plan (filed herewith)
  10.26 Form of Mutual Confidentiality Agreement for use with third parties
         (previously filed)
  10.27 Form of Employee Disclosure and Assignment Agreement (previously filed)
  10.28 Form of OEM Agreement (previously filed)
  10.29 Form of Sales Representative Agreement (previously filed)
  10.30 Form of System Integrator Agreement (previously filed)
  10.31 Form of Extended Limited Warranty Agreement (previously filed)
  10.32 Lease Agreement, dated November 11, 1996, by and between OMNI
         Offices/Woodlawn Hills and the Company (filed herewith)
  10.33 Option Agreement, dated as of January 21, 1997, by and between the
         Company and David C. Malmberg (filed herewith)
  11.1  Statement Re: Computation of Income (Loss) Per Common Share (filed herewith)
  21.1  Subsidiaries of the Company (filed herewith)
  23.1  Consent of Arthur Andersen LLP (filed herewith)
  23.2  Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
  24.1  Powers of Attorney (included on signature page)
  27.1  Financial Data Schedule (filed herewith)

  (b) Financial Statement Schedules

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant further undertakes that:

    (1) It will provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF EDEN PRAIRIE, STATE OF MINNESOTA, ON FEBRUARY 20, 1997.

                                         FIELDWORKS, INCORPORATED

                                                    /s/ Gary J. Beeman
                                         By: __________________________________
                                           GARY J. BEEMAN PRESIDENT AND
                                           CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON FEBRUARY 20, 1997.

             SIGNATURE                       TITLE

         /s/ Gary J. Beeman           President, Chief Executive Officer
------------------------------------   and Director (Principal Executive
           GARY J. BEEMAN              Officer)

        /s/ Steven A. Manske
------------------------------------  Vice President Finance (Principal
          STEVEN A. MANSKE             Financial and Accounting Officer)


     /s/ David C. Malmberg            Chairman of the Board of Directors
------------------------------------
         DAVID C. MALMBERG

                                      Director
   /s/ Robert C. Szymborski
------------------------------------
        ROBERT C. SZYMBORSKI

*By: __________________________
        GARY J. BEEMAN

       Attorney-in-fact

                             POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary J. Beeman and Steven A. Manske, or either of them (with full power to act alone), as his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any additional Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all amendments (including post-effective amendments) to this Registration Statement (or Registration Statements, if an additional Registration Statement is filed pursuant to Rule 462(b)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON FEBRUARY 20, 1997.

       /s/ Robert Heller              Director
------------------------------------

         ROBERT HELLER

      /s/ George E. Kline             Director
------------------------------------

        GEORGE E. KLINE

Exhibit Index


 NUMBER  DESCRIPTION
 ------  -----------
   1.1   Underwriting Agreement (filed herewith)
   1.2   Form of Representative's Warrant (filed herewith)
   3.1   Amended and Restated Articles of Incorporation of the Company
          (previously filed)
   3.2   Second Amended and Restated Articles of Incorporation of the Company
          (to be effective upon closing of this offering) (filed herewith)
   3.3   Amended and Restated Bylaws of the Company (previously filed)
   3.4   Second Amended and Restated Bylaws of the Company (to be effective upon closing of this offering) (filed herewith)
   4.1   Form of Certificate for Common Stock (filed herewith)
   5.1   Opinion of Dorsey & Whitney LLP (filed herewith)
  10.1   Form of Warrant to purchase Shares of Common Stock, including registration rights provisions (previously filed)
  10.2   Form of Promissory Note (May and June 1996) (filed herewith)
  10.3   Warrant, dated as of June 19, 1996, between the Company and
          Brightstone Capital, Ltd. (previously filed)
  10.4   Form of Bridge Loan Agreement (July 1996) (previously filed)
  10.5   Form of Promissory Note (July 1996) (previously filed)
  10.6   Form of Warrant (July 1996) (previously filed)
  10.7   Purchase Agreement for Series A Convertible Preferred Stock, dated as of July 29, 1996, by and between the Company and Network General
          Corporation, including registration rights provisions (filed herewith)
  10.8   Warrant, dated as of July 29, 1996, issued to Network General
          Corporation (previously filed)
  10.9   Amendment to Bridge Loan Agreement and Promissory Note, dated as of
          August 2, 1996, between the Company and Brightbridge Fund I L.P.
          (previously filed)
 10.10   Form of Bridge Loan Agreement (September 1996) (previously filed)
 10.11   Form of Promissory Note (September 1996) (previously filed)
 10.12   Form of Warrant (September 1996) (previously filed)
 10.13   Amendment to Warrant, dated as of October 15, 1996, between the Company and Brightstone Capital, Ltd. (previously filed)
 10.14   Agreement to Extend Promissory Note and Amendment to Warrants, dated as of October 15, 1996, between the Company and Brightstone Fund VI,
          Brightstone Fund VII and Brightstone Capital, Ltd. (previously filed)
 10.15   Agreement to Extend Promissory Notes and Amendment to Warrants, dated as of October 15, 1996, between the Company and Stephen L. Becher
          (previously filed)
 10.16   Amendment to Warrant, dated as of October 15, 1996, between the Company and Brightbridge Fund I L.P. (previously filed)
 10.17   Form of Bridge Loan Agreement including registration rights provisions
          (December 1996) (previously filed)
 10.18   Form of Subordinated Promissory Note (December 1996) (previously filed)
 10.19   Form of Warrant (December 1996) (previously filed)
 10.20   Office/Warehouse Lease, dated May 10, 1994, by and between The
          Northwestern Mutual Life Insurance Company and the Company (previously filed)
 10.21   Amendment to Lease, dated as of May 22, 1996, between the Company and
          The Northwestern Mutual Life Insurance Company (previously filed)
 10.22   Lease Agreement, dated April 7, 1995, by and between Ronald C. Devine and the Company (previously filed)
 10.23   [removed]
 10.24   1994 Long-Term Incentive and Stock Option Plan, including forms of option agreements (filed herewith)
 10.25   Directors' Stock Option Plan (filed herewith)
 10.26   Form of Mutual Confidentiality Agreement for use with third parties
         (previously filed)
 10.27   Form of Employee Disclosure and Assignment Agreement (previously filed)
 10.28   Form of OEM Agreement (previously filed)
 10.29   Form of Sales Representative Agreement (previously filed)
 10.30   Form of System Integrator Agreement (previously filed)
 10.31   Form of Extended Limited Warranty Agreement (previously filed)
 10.32   Lease Agreement, dated November 11, 1996, by and between OMNI
         Offices/Woodlawn Hills and the Company (filed herewith)
 10.33   Option Agreement, dated as of January 21, 1997, by and between the
          Company and David C. Malmberg (filed herewith)
 11.1    Statement Re: Computation of Income (Loss) Per Common Share (filed herewith)
 21.1    Subsidiaries of the Company (filed herewith)
 23.1    Consent of Arthur Andersen LLP (filed herewith)
 23.2    Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
 24.1    Powers of Attorney (included on signature page)
 27.1    Financial Data Schedule (filed herewith)

-----------------